EFES

07026520

File: 082-04144

August 28, 2007

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the announcement of 1H2006 reviewed interim consolidated financial statements and the reviewed interim consolidated financial statements as of and for the period ending 30.06.2007 together with independent auditor's review report.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No.3 Kartal 34870 İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

ANADOLU EFES RELEASED ITS REVIEWED CONSOLIDATED FINANCIAL RESULTS AS OF AND FOR THE PERIOD ENDED 30.06.2007

STRONG TOP LINE GROWTH DRIVES STRONGER EBITDA GROWTH

- **Consolidated[1] sales volume (including beer and soft drink volumes) up 10.8% in 1H2007 over the comparable period of previous year**
- **Total beer sales volume at 10.2 million hectoliters ("mhl") in 1H2007; up 10,9%**
  - **On a *Proforma Organic*[2] *basis* sales volume growth of 13.7%**
- **Total soft drink sales volume at 217.9 million unit cases ("m u/c"); up 12,2%**

Consolidated[1] Sales Volume


16.4
14.8
10.8%
mhl
1H2006
1H2007
Beer
Soft Drinks

Total Beer Sales Volume


mhl
9,2
10.9%
10,2
1H2006
1H2007

Total Soft Drink Sales Volume


m u/c
12.2%
194
218
1H2006
1H2007

Consolidated Net Sales Revenue


million YTL
18.8%
1.464,2
1.232,9
1H2006
1H2007

- **Consolidated Revenues at YTL 1,464.2 million in 1H2007; up 18.8%**

Consolidated EBITDA


25,0%
26,0%
million YTL
23.6%
308,4
381,3
1H2006
1H2007
EBITDA
EBITDA %

- **Consolidated EBITDA at YTL 381.3 million in 1H2007; up 23.6%**

[1] Full consolidation of Turkey Beer and EBI, proportionate consolidation of CCI.
[2]Excluding the sale volume of Interbrew Efes Brewery in 1H2006 and including the sales volume of Krasny Vostok Brewing Group for the first two months of 2006. Please see the related sections for further details.

• COMPANY OVERVIEW

• Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), together with its subsidiaries and affiliates produces and markets beer, malt and soft drinks across a geography including Turkey, Russia, the CIS countries, Southeast Europe and the Middle East. Anadolu Efes, listed in the Istanbul Stock Exchange (AEFES.IS), is an operational entity under which the Turkey beer operations are managed, as well as a holding entity which is the majority shareholder of Efes Breweries International N.V. ("EBI"), that manages international beer operations, and is the largest shareholder of Coca-Cola İçecek A.Ş. ("CCI"), that manages the soft drink business in Turkey and international markets.

•The Group currently operates in 12 countries with 15 breweries, 6 malteries and 12 Coca-Cola bottling facilities and has an annual brewing capacity of around 34 million hectoliters, malting capacity of 236,500 tons and Coca-Cola bottling capacity of 573 million unit cases per year.

For further information regarding Anadolu Efes, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

CONSOLIDATION PRINCIPLES



• The consolidated financial statements of Anadolu Efes are prepared in accordance with International Financial Reporting Standards ("IFRS") as per regulations of the Capital Markets Board of Turkey ("CMB").

• The attached interim financial statements in this announcement comprise the reviewed income statements for the periods ended 30.06.2007 and 30.06.2006 as well as the reviewed balance sheet as of 30.06.2007 and audited balance sheet as of 31.12.2006. Figures for both periods are presented in the reporting currencies of each business division.

• Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; including Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Breweries International (international beer operations) are fully consolidated in the financials.

• CCI, in which Anadolu Efes holds 50.3% stake as of 30.06.2007 is proportionately consolidated in Anadolu Efes' financial results as per Anadolu Efes' shareholding (51.2% as of 30.06.2006).

- **TURKEY BEER RESULTS**

Total Sales Volume*


mhl
3,7
3,8
4.5%
1H2006
1H2007

** Including exports*

Net Sales Revenue


million YTL
433,5
488,9
12.8%
1H2006
1H2007

EBITDA


million YTL
40,3%
43,8%
174,9
214,1
22.4%
1H2006
1H2007
EBITDA
EBITDA %

• Domestic sales volume of our Turkey Beer Operations increased by 6.2% in the first six months of 2007 over the comparable period of previous year and reached 3.6 mhl. In the second quarter of 2007 the domestic sales volume growth of our Turkey beer operations was 7.5%. The strong volume growth in the second quarter is positively impacted by the above average weather temperatures as well as effective marketing activities during the period.

• Including the export volume, the total sales volume of our Turkey Beer Operations in 1H2007 was 3.8 mhl, indicating a growth of 4.5% over 1H2006. The contraction in the export sales volume was mainly attributable to the slow down of export volumes to Iraq.

• Net sales of our Turkey beer operations was YTL 488.9 million in 1H2007, indicating an increase of 12.8%. The net sales growth, ahead of volume growth was mainly the result of nominal price increases and to a lesser extent the positive mix effect. The positive mix effect stems from the increased share of premium products in our total sales volume in Turkey following the inclusion of premium brand "Efes Ice" to our product portfolio in July 2006 as well as "Mariachi" and "Gusta" brands in early 2007. Consequently our average price per liter in Turkey increased from YTL 1.18 in 1H2006 to YTL 1.27 in 1H2007.

• Despite the global increase in raw material prices, our effective cost management and economies of scale as well as the strength of YTL vs. USD enabled us to grow our gross profit margin from 64.8% in 1H2006 to 67.3% in 1H2007. The gross profit of our Turkey beer operations in 1H2007 was YTL 329.1 million.

• Albeit the new product launches mentioned above, operating expenses as a percentage of net sales decreased. In the first six months of 2007 our Turkey beer operations delivered a Profit from Operations of YTL 177.7 million with an increase of 25.9% over the comparable period of previous year. Profit from Operations margin was up to 36.3% in 1H2007 from 32.6% in 1H2006.

•Consequently, EBITDA of our Turkey beer operations increased by 22.4% in 1H2007 and reached YTL 214.1 million. EBITDA margin improved to 43.8% in the first six months of 2007, the highest ever in this interim period, from 40.3% in 1H2006.

•The foreign exchange gains in the period was over the net interest expenses albeit the increase in financial indebtedness. Consequently, together with the strong operating performance, net income was impacted positively, growing by 21.7% in 1H2007 over 1H2006 and reaching YTL 155.8 million.

•As of 30.06.2007 our Turkey beer operations had a net financial debt of YTL 184.0 million. The financial indebtedness is mainly the result the syndication loan with a three year maturity, which was sourced in November 2006.

INTERNATIONAL BEER RESULTS (EFES BREWERIES INTERNATIONAL)

• Our international beer operations are conducted by Efes Breweries International N.V. ("EBI"), incorporated in the Netherlands and listed on the London Stock Exchange (IOB:EBID). EBI is a 70% subsidiary of Anadolu Efes and currently manages its brewing operations through 10 breweries and 4 malteries in 4 countries.


Sales Volume
mhl
15.2%
5,5
6,4
1H2006
1H2007


Net Sales Revenue
million USD
31.7%
292,1
384,7
1H2006
1H2007


EBITDA
million USD
18,6%
18,6%
32.0%
54,4
71,7
1H2006
1H2007
EBITDA
EBITDA %

•In the first six months of 2007 EBI's total sales volume increased by 15.2% over the comparable period of previous year and reached 6.4 mhl. In order to provide a better comparison, including the sales volume in the first two months of 2006 of the Krasny Vostok Brewing Group ("KV Group"), which is consolidated in EBI's financial results starting from March 2006 and excluding the sales volume of Interbrew Efes Brewery ("Efes Romania"), EBI's 50% operating subsidiary in Romania, in which EBI disposed its shareholding in August 2006, EBI's sales volume growth in 1H2007 was 19.4%.

•In the second quarter of 2007, the slow sales volume growth over the comparable period of previous year reflects a base effect due to Efes Romania in 1Q2006 and excluding the sales volume of Efes Romania from 2006 results, like-for-like sales volume growth in 2Q2007 was 18.5%.

•EBI's consolidated net sales reached US$ 384.7 million in the first six months of 2007, indicating a growth of 31.7% over the first six months of previous year. The revenue growth, which was ahead of overall volume growth, was due to average price per liter increases in USD terms in all operating countries. In addition, in Kazakhstan the average price increase was also impacted by the switch from returnable bottles to non-returnable bottles in 2007, whereas in Moldova decreased sale of lower priced soft drink products in EBI's total sales, following their sale to The Coca-Cola Company ("TCCC") in February 2007, effected the average prices positively.

INTERNATIONAL BEER CONSOLIDATED RESULTS (EFES BREWERIES INTERNATIONAL)


Breakdown of Sales Volume
Serbia 3,8%
Moldova 9,2%
Kazakhstan 9,4%
Russia 77.6%


Breakdown of Sales Revenue
Serbia 2,5%
Moldova 6,8%
Kazakhstan 12,8%
Russia 77.9%


Breakdown of EBITDA
Other* 8,3%
Kazakhstan 9,2%
Russia 82.6%

*Other includes Moldova, Serbia and Headquarter adjustments

• In the first six months of 2007 EBI's consolidated gross profit increased by 28.6%, indicating a slight margin contraction to 46.9%. Although the global increase in malt and malting barley prices resulted in a raw material cost inflation for the global brewing industry, gross profit margin in Serbia and Moldova increased in 1H2007 over the comparable period of previous year. On the other hand in Kazakhstan and Russia the gross profit margin slightly contracted as a result of the switch from returnable bottles to non-returnable bottles in Kazakhstan and the increased weight of economy brands in total sales in Russia. The increase in EBI's overall cost of sales was partially offset by operating efficiency gains, especially in maintenance and overhead expenses.

•EBI maintained its profit from operations margin at 10.0% in the first six months of 2007 vs. 9.6% in the comparable period of previous year.

•EBI's consolidated EBITDA in the first six months of 2007 increased by 32.0% over the comparable period of previous year in spite of increased marketing investments for KV Group brands and the exclusion of Efes Romania from consolidated results in 1H2007, which was a positive EBITDA contributor in 1H2006. Consolidated EBITDA margin was maintained at 18.6% in 1H2007.

•EBI's consolidated net income increased to US$17.4 million in 1H2007 by growing 39.1% and the net income margin slightly improved compared to the same period of previous year. In addition to positive operating performance, the decrease in interest expenses as a percentage of net sales due to the decreased indebtedness combined with the foreign exchange gains in the period positively impacted the net income growth.

• As of 30.06.2007 EBI's consolidated net financial debt was US$ 371.4 million. EBI's financial debt mainly is the result of the 3 year syndicated term loan facility which was utilized in October 2006.

COCA-COLA İÇECEK CONSOLIDATED RESULTS


Sales Volume
million unit case
12.2%
194,2
217,9
1H2006
1H2007

•Coca-Cola İçecek A.Ş. ("CCI") produces, sells and distributes carbonated soft drinks and noncarbonated beverages, primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also has a 33.3% interest in the Coca-Cola bottler in Turkmenistan in addition to being a party to joint venture agreements that have the exclusive distribution rights for brands of the Coca-Cola Company in Iraq and Syria and has the option to become the sole Coca-Cola bottler in Iraq and Syria. Anadolu Efes is the largest shareholder of CCI with 50.3% stake*.

•CCI's consolidated sales volume increased by 12.2% from 194.2 million unit case to 217.9 million unit case versus 1H06. In the first six months of 2007 CCI's sales volume in Turkey was 174.5 million unit case, indicating a growth of 9.1% over the comparable period of previous year. In the same period the sales volume of CCI's international operations increased by 28.2% and reached 43.7 million unit cases.


Net Sales Revenue
million YTL
15.8%
769,8
891,6
1H2006
1H2007

•In the second quarter of 2007 CCI's consolidated sales volume increased by 13.6% over the comparable period of previous year, whereas the sales volume growth in the same period in Turkey and international markets were 12.1% and 21.4%, respectively.

•In the first six months of 2007 CCI's consolidated net sales revenue increased by 15.8% to YTL 891.6 million. Net sales revenue growth, which was ahead of volume growth, was mainly driven by price increases in Turkey and international markets, as well as effective management of discounts and improved mix effect in Turkey.


EBITDA
million YTL
16,3%
17,8%
26.5%
125,8
159,1
1H2006
1H2007
EBITDA
EBITDA %

•CCI's consolidated EBIT increased by 37.9% in the first half of 2007 and reached YTL 112.5 million, assisted by the decrease of cost of sales as a percentage of net sales. Accordingly the EBIT margin increased from 10.6% in 1H2006 to 12.6% in 1H2007, due to lower raw material prices as a result of YTL appreciation in Turkey as well as improvement in net sales revenue coupled with overhead absorption with increased sales volume in international markets.

•CCI's consolidated EBITDA increased by 26.5% to YTL 159.1 million in the first six months of 2007, while the consolidated EBITDA margin increased from 16.3% in 1H06 to 17.8% in 1H07.

•CCI's net loss of YTL 8.4 million in 1H2006, which was primarily due to the high amount of non-cash foreign exchange losses, improved to a consolidated net income of YTL 64.5 million in the first six months of 2007.

•As of 30.06.2007, CCI's consolidated net financial debt was YTL 495.6 million.

* *Anadolu Efes' shareholding in CCI was 51.2% in 2006, prior to the completion of CCI's merger with Efes Invest on December 25th, 2006. Accordingly CCI's sales volumes in 1H2006 are consolidated as per 51.2% shareholding of Anadolu Efes.*

ANADOLU EFES CONSOLIDATED RESULTS

Sales Volume


TR Beer
23,4%
CCI
37,8%
EBI
38,8%

Net Sales


CCI
30,6%
TR Beer
33,4%
EBI
36,0%

Gross Profit


CCI
24,2%
TR Beer
43,3%
EBI
32,5%

EBITDA


CCI
20,4%
TR Beer
54,6%
EBI
25,0%

- Anadolu Efes' consolidated sales volume (including beer and soft drink volumes) was up 10.8% in 1H2007 over the comparable period of previous year.
- Total beer sales volume grew to 10.2 mhl in the first six months of 2007, an increase of 10.9% over the comparable period of previous year. On a proforma organic[1] basis, the sales volume growth year-on-year is 13.4%.
- Total soft drink sales volume reached 217.9 million unit cases in the first six months of 2007, indicating an increase of 12,2% over the comparable period of previous year.
- In the first six months of 2007 Anadolu Efes' consolidated net sales revenue reached YTL 1,464.2, increasing by 18.8% over the comparable period of previous year. The revenue growth, which was ahead of the volume growth, was mainly due to the increase in average prices in all lines of businesses.
- Consolidated gross profit reached YTL 761.9 million in the first six months of 2007.
- Our consolidated Profit from Operations increased 27,4% in the first six months of 2007 and reached YTL 272.0 million. Consolidated Profit from Operations margin was up to 18.6% from 17,3% in the comparable period of previous year. Consequently, consolidated EBITDA grew by 23.6% to YTL 381.3 million in the first six months of 2007 with an EBITDA margin expansion to 26.0% from 25.0% in 1H2006.
- Anadolu Efes' consolidated net income in the first six months of 2007 was YTL 196.2 million, indicating an improvement of 79.1% year-on-year. Net income in the period was also positively impacted by the foreign exchange gains as a result of strenght of YTL versus USD in Turkey.
- As of 30.06.2007 Anadolu Efes' consolidated net financial debt was YTL 908.7 million.

** Breakdowns are calculated on a combined basis*

[1]Excluding the sale volume of Interbrew Efes Brewery in 1H2006 and including the sales volume of Krasny Vostok Brewing Group for the first two months of 2006. Please see the related sections for further details.

APPENDIX.I. FINANCIALS (page 1/5)

ANADOLU EFES
Consolidated Interim Income Statements For the Periods Ended 30.06.2007 and 30.06.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2006/6	2007/6
SALES VOLUME (million hectoliters)	14,8	16,4
NET SALES	1.232,9	1.464,2
Cost of Sales (-)	(628,2)	(702,3)
GROSS OPERATING PROFIT	604,7	761,9
Operating Expenses (-)	(391,2)	(489,9)
PROFIT FROM OPERATIONS	213,5	272,0
Other Income	47,0	52,4
Other Expense(-)	(31,5)	(50,0)
Financial Expense(-)	(85,0)	(11,8)
OPERATING INCOME	144,0	262,7
Net Monetary Gain/(Loss)	-	-
Minority Interest	(6,2)	(8,0)
INCOME BEFORE TAX	137,8	254,7
Income Tax	(28,2)	(58,5)
NET INCOME	109,6	196,2
EBITDA	308,4	381,3

Note 1: CCI's consolidated financial results including Efes Invest, are consolidated in Anadolu Efes' financial results by proportionate consolidation method as per Anadolu Efes' 51.2% and 50.3% shareholding in CCI for the periods ended 30.06.2006 and 30.06.2007, respectively.

Note 2: Interbrew Efes Brewery in which EBI held 50% stake until August 2006, is accounted for by using proportionate consolidation until the date of disposal and not included in the financial statements of Efes Breweries International thereafter.

Note 3: EBITDA comprises of Profit from Operations, depreciation and other relevant non-cash items up to Profit From Operations.

APPENDIX.I. FINANCIALS (page 2/5)

ANADOLU EFES
Consolidated Interim Balance Sheets as of 30.06.2007 and 31.12.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2006	30.06.2007		31.12.2006	30.06.2007
Cash & Cash Equivalents	392,7	258,4	Short Term Borrowings (net)	301,0	256,9
Available for Sale Securities (net)	44,0	4,1	Current Portion of Long Term Borrowings (net)	169,5	165,7
Trade Receivables (net)	349,7	570,2	Lease Obligations (net)	0,3	0,3
Due from Related Parties (net)	2,2	2,6	Trade Payables (net)	134,8	256,2
Other Receivables (net)	82,4	69,2	Due to Related Parties (net)	28,0	22,5
Inventories (net)	304,5	377,9	Advances Received	1,4	1,6
Other Curent Assets	36,6	31,5	Provisions	10,7	49,2
			Other Current Liabilities (net)	259,3	421,6
Total Current Assets	**1.212,0**	**1.313,9**	**Total Current Liabilities**	**905,1**	**1.173,9**
Other Receivables (net)	6,9	17,5	Long Term Borrowings (net)	742,4	747,9
Investments (net)	7,2	46,5	Lease Obligations (net)	0,3	0,4
Positive/Negative Goodwill (net)	900,8	867,7	Provisions	31,5	36,7
Property, Plant and Equipment (net)	1.534,8	1.608,1	Deferred Tax Liability	38,1	28,6
Intangible Assets (net)	268,9	252,5	Other Non-Current Liability (net)	229,0	101,7
Deferred Tax Assets	19,3	14,8			
Other Non-Current Assets	11,4	11,9	**Total Non-Current Liabilities**	**1.041,3**	**915,3**
			Minority Interest	341,1	332,4
Total Non-Current Assets	**2.749,2**	**2.819,0**	**Total Equity**	**1.673,6**	**1.711,2**
Total Assets	**3.961,1**	**4.132,9**	**Total Liabilities and Shareholders' Equity**	**3.961,1**	**4.132,9**

Note 1: CCI's consolidated financial results including Efes Invest, are consolidated in Anadolu Efes' financial results by proportionate consolidation method as per Anadolu Efes' 50.3% shareholding in CCI.
Note 2: 7.5% of Alternatifbank shares held by Anadolu Efes is accounted at fair value and classified as "available for sale securities" as of 31.12.2006 and classified as "Investments" as of 30.06.2007 in Anadolu Efes' consolidated balance sheet.

APPENDIX.I. FINANCIALS (page 3/5)

TURKEY BEER OPERATIONS
Consolidated Interim Income Statements For the Periods Ended 30.06.2007 and 30.06.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2006/6	2007/6
Sales Volume (million hectolitres)	**3,7**	**3,8**
NET SALES	**433,5**	**488,9**
GROSS OPERATING PROFIT	**280,9**	**329,1**
PROFIT FROM OPERATIONS	**141,1**	**177,7**
Financial Expense	(2,3)	(12,2)
Foreign Exchange Gain/(Loss), net	(14,7)	25,6
Other Income/(Expense), net	24,3	0,8
OPERATING INCOME	**148,3**	**191,8**
Minority Interest	0,0	0,0
INCOME BEFORE TAX	**148,3**	**191,8**
Income Tax	(20,2)	(35,9)
NET INCOME	**128,1**	**155,8**
EBITDA	**174,9**	**214,1**

Note : EBITDA comprises of Profit from Operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to Profit From Operations.

TURKEY BEER OPERATIONS
Highlighted Interim Balance Sheet Items as of 30.06.2007 and 31.12.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2006	30.06.2007
Cash, cash equivalents and available for sale securities	170,5	88,5
Trade receivables, net	205,6	317,7
Inventories, net	83,6	86,3
Total current assets	**481,7**	**508,9**
Investments, net	1.209,6	1.249,3
Property, plant and equipment, net	284,8	302,1
Total non-current assets	**1.511,4**	**1.579,0**
Trade payables	34,7	71,0
Other payables	83,9	143,4
Short-term borrowings, net (including current portion of long-term debt and lease obligations)	137,6	66,1
Total current liabilities	**268,2**	**316,7**
Long-term debt, net (including lease obligations)	223,2	206,4
Total non-current liabilities	**333,9**	**333,5**
Minority Interests	-	-
Shareholder's Equity	**1.390,9**	**1.437,8**
Total Liabilities and Shareholders' Equity	**1.993,0**	**2.088,0**

Note: Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

APPENDIX.I. FINANCIALS (page 4/5)

INTERNATIONAL BEER OPERATIONS (EBI)
Consolidated Interim Income Statements For the Periods Ended 30.06.2007 and 30.06.2006
Prepared In Accordance with IFRS
(million USD)

	2006/6	2007/6
Volume (million hectoliters)	5,5	6,4
NET SALES		
GROSS OPERATING PROFIT	292,1	384,7
PROFIT FROM OPERATIONS	140,4	180,6
Financial Income/(Expense), Net	28,1	38,4
PROFIT BEFORE TAX	(8,3)	(12,8)
Income Tax	19,8	25,6
PROFIT AFTER TAX	(6,9)	(8,2)
Minority Interest	12,9	17,4
NET PROFIT	(0,4)	0,1
	12.5	17.4
EBITDA	54,4	71,7

Note 1: EBITDA here means earnings before interest (financial income/(expense) — net), tax, depreciation and amortisation, minus minority interest, and as applicable, minus gain on holding activities, plus loss on sale of PPE disposals, provisions, reserves and impairment.

Note 2: Interbrew Efes Brewery in which Efes Breweries International held 50% stake until August 2006, is accounted for by using proportionate consolidation until the date of disposal and not included in the financial statements of Efes Breweries International thereafter.

Note 3: Figures for EBI are obtained from consolidated interim financial statements prepared in accordance with IFRS.

INTERNATIONAL BEER OPERATIONS (EBI)
Highlighted Interim Balance Sheet Items as of 30.06.2007 and 31.12.2006
Prepared In Accordance with IFRS
(million USD)

	31.12.2006	30.06.2007
Cash and cash equivalents	163,9	76,3
Trade receivables	49,6	72,8
Inventories	97,9	132,4
Total current assets	371,3	337,7
Property, plant and equipment, net	628,6	671,1
Intangible assets, net (including goodwill)	515,0	525,0
Prepayments and other non-current assets	2,2	3,2
Total non-current assets	1.158,0	1.211,3
Trade and other payables	145,8	251,4
Short-term borrowings (including current portion of long-term debt and lease obligations)	160,5	142,3
Total current liabilities	330,1	420,3
Long-term debt, net (including lease obligations)	311,1	305,4
Total non-current liabilities	427,3	316,7
Minority Interests	9,3	9,5
Shareholder's Equity	772,0	812,0
Total Liabilities and Shareholder's Equity	1.529,3	1.549,0

Note 1: Figures for EBI are obtained from consolidated interim financial statements prepared in accordance with IFRS.

APPENDIX.I. FINANCIALS (page 5/5)

SOFT DRINK OPERATIONS (CCI)
Consolidated Interim Income Statements For the Periods Ended 30.06.2007 and 30.06.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2006/6	2007/6
Volume(m U/C)	**194,2**	**217,9**
NET SALES	769,8	891,6
GROSS OPERATING PROFIT	**248,9**	**365,7**
EBIT	**81,6**	**112,5**
Financial Expenses, net	(94,2)	(6,8)
INCOME BEFORE TAX	**(10,8)**	**88,5**
Income Tax	3,4	(22,5)
Minority Interest	(1,0)	(1,5)
NET INCOME	**(8,4)**	**64,5**
EBITDA	**125,8**	**159,1**

Note 1: EBITDA comprises of profit from operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to Profit From Operations.

Note 2: Figures for CCI are obtained from consolidated interim financial results prepared in accordance with IFRS as per CMB regulations.

SOFT DRINK OPERATIONS (CCI)
Highlighted Balance Sheet Items as of 30.06.2007 and 31.12.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2006	30.06.2007
Cash and cash equivalents and investments in securities	55,6	130,5
Trade receivables (net)	137,5	300,8
Inventory (net)	165,9	236,8
Total current assets	**406,9**	**718,3**
Property, plant and equipment, net	721,8	846,7
Intangible assets (including goodwill)	309,9	289,5
Other non- current assets	8,6	8,5
Total non-current assets	**1.051,3**	**1.149,1**
Short term borrowings (including current portion of Long Term Borrowings and lease obligations)	214,1	340,6
Trade and other payables	105,0	210,1
Total current liabilities	**388,1**	**663,7**
Long Term Borrowings (including lease obligations)	163,6	285,5
Total non-current liabilities	**204,0**	**324,3**
Minority Interest	17,4	16,4
Shareholder Equity	**848,7**	**863,0**
Total Liabilities and Shareholder's Equity	**1.458,2**	**1.867,4**

Note 1: Figures for CCI are obtained from consolidated interim financial results prepared in accordance with IFRS as per CMB regulations.

Convenience Translation of Financial Statements
Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

Consolidated Interim Financial Statements As of June 30, 2007 Together With Independent Auditors' Review Report

ERNST & YOUNG

Güney Bağımsız Denetim
ve Serbest Muhasebeci
Mali Müşavirlik A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

(Convenience Translation of the Report on Review of Interim Consolidated Financial Statements Originally Issued in Turkish)

REPORT ON REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ FOR THE INTERIM PERIOD JANUARY 1, 2007 - JUNE 30, 2007

To the Board of Directors of
Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

Introduction

We have reviewed the accompanying financial statements of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (the Company) its subsidiaries and joint ventures (collectively referred to as "the Group"), which comprise the consolidated interim balance sheet as of June 30, 2007, the related interim consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended and a summary of significant accounting policies and other explanatory notes. The Group Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with Financial reporting standards issued by Capital Market Board. Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with standards on auditing issued by Capital Market Board. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing issued by Capital Market Board and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated financial statements referred to above do not give a true and fair view of the financial position of the Group as of June 30, 2007 and the results of operations and its cash flows for the six-month period then ended in accordance with financial reporting standards issued by Capital Markets Board (Note 2).

Additional paragraph for convenience translation to English :

The accounting principles described in Note 2 (defined as CMB Accounting Standards) to the accompanying financial statements differ from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and accounting principles generally accepted in other countries in which the accompanying consolidated financial statements are to be distributed. The differences with IFRS mainly related to the application of inflation accounting which was ceased one year later in IFRS and the presentation of the basic financial statements and the notes to them. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with IFRS and with the accounting principles generally accepted in such other countries.

Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International

Ertan Ayhan, SMMM
Partner

August 28, 2007
Istanbul, Turkey

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

Consolidated Interim Financial Statements as of June 30, 2007

TABLE OF CONTENTS

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM BALANCE SHEET
As at June 30, 2007
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Reviewed June 30, 2007	Audited December 31, 2006
ASSETS			
Current Assets		**1.313.890**	1.211.985
Cash and Cash Equivalents	4	**258.386**	392.674
Available for Sale Securities (net)	5	**4.104**	43.989
Trade Receivables (net)	7	**570.176**	349.679
Lease Receivables (net)		**-**	-
Due from Related Parties (net)	9	**2.632**	2.188
Other Receivables (net)	10	**69.167**	82.406
Biological Assets (net)		**-**	-
Inventories (net)	12	**377.878**	304.497
Receivables from Continuing Construction Contracts (net)		**-**	-
Deferred Tax Asset		**-**	-
Other Current Assets	15	**31.547**	36.552
Non-Current Assets		**2.818.963**	2.749.162
Trade Receivables (net)		**-**	-
Lease Receivables (net)		**-**	-
Due from Related Parties (net)		**-**	-
Other Receivables (net)	10	**17.542**	6.858
Investments (net)	16	**46.513**	7.193
Positive/Negative Goodwill (net)	17	**867.653**	900.767
Investment Property (net)		**-**	-
Property, Plant and Equipment (net)	19	**1.608.145**	1.534.786
Intangible Assets (net)	20	**252.452**	268.895
Deferred Tax Asset	14	**14.803**	19.291
Other Non-Current Assets	15	**11.855**	11.372
Total Assets		**4.132.853**	3.961.147

The accompanying notes form an integral part of these consolidated interim financial statements.

Convenience Translation of Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM BALANCE SHEET
As at June 30, 2007
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Reviewed June 30, 2007	Audited December 31, 2006
LIABILITIES			
Current Liabilities		**1.173.886**	905.071
Short-term Borrowings (net)	6	**256.874**	300.954
Current Portion of Long-term Borrowings (net)	6	**165.712**	169.512
Lease Obligations (net)	6, 8	**279**	270
Other Financial Liabilities (net)		-	-
Trade Payables (net)	7	**256.212**	134.798
Due to Related Parties (net)	9	**22.492**	28.029
Advances Received	21	**1.554**	1.428
Deferred Income from Continuing Construction Contracts		-	-
Provisions	23	**49.190**	10.731
Deferred Tax Liability		-	-
Other Liabilities (net)	10	**421.573**	259.349
Non-Current Liabilities		**915.318**	1.041.340
Long-term Borrowings (net)	6	**747.923**	742.437
Lease Obligations (net)	6, 8	**381**	325
Other Financial Liabilities (net)		-	-
Trade Payables (net)		-	-
Due to Related Parties (net)		-	-
Advances Received		-	-
Provisions	23	**36.730**	31.480
Deferred Tax Liability	14	**28.557**	38.124
Other Liabilities (net)	15	**101.727**	228.974
MINORITY INTEREST	24	**332.433**	341.128
EQUITY		**1.711.216**	1.673.608
Issued Capital	25	**112.877**	112.877
Treasury Shares		-	-
Capital Reserves	26	**413.674**	413.674
Share Premium		-	-
Income on Common Stock Disposals		-	-
Revaluation Fund		-	-
Financial Assets Value Increment Fund		-	-
Adjustment to Equity		**413.674**	413.674
Profit Reserves		**68.912**	119.552
Legal Reserves	27	**50.190**	50.190
Statutory Reserves		-	-
Extraordinary Reserves	27	**80.241**	80.241
Special Reserves	16, 27	**25.313**	26.404
Gain on Sale of Participation and Property, Plant and Equipment to be Transferred to the Issued Capital		-	-
Currency Translation Differences		**(86.832)**	(37.283)
Net Income		**196.179**	269.020
Accumulated Profits		**919.574**	758.485
Total Liabilities and Equity		**4.132.853**	3.961.147

The accompanying notes form an integral part of these consolidated interim financial statements.

Convenience Translation of Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM INCOME STATEMENT
For the six-month period ended June 30, 2007
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Reviewed Janauary 1 - June 30, 2007	Unreviewed April 1 - June 30, 2007	Reviewed Janauary 1 - June 30, 2006	Unreviewed April 1 - June 30, 2006
OPERATING REVENUE					
Sales (net)	33, 36	1.464.213	933.546	1.232.896	808.490
Cost of Sales (-)	36	(702.300)	(438.262)	(628.220)	(400.570)
Service Income (net)		-	-	-	-
Other income from operations, (net)		-	-	-	-
GROSS OPERATING PROFIT		761.913	495.284	604.676	407.920
Operating Expenses (-)	37	(489.892)	(276.516)	(391.194)	(234.579)
PROFIT FROM OPERATIONS		272.021	218.768	213.482	173.341
Other Income	38	52.433	29.390	46.959	31.875
Other Expense (-)	38	(49.993)	(36.637)	(31.455)	(23.643)
Financial Expenses (-)	39	(11.792)	1.836	(84.996)	(74.401)
OPERATING INCOME		262.669	213.357	143.990	107.172
Monetary gain / (loss)	40	-	-	-	-
Minority Interest	24	(7.974)	(9.774)	(6.231)	(9.658)
INCOME BEFORE TAX		254.695	203.583	137.759	97.514
Income Tax	41	(58.516)	(46.921)	(28.209)	(12.375)
NET INCOME		196.179	156.662	109.550	85.139
EARNINGS PER SHARE (FULL YTL)	42	0,00174	0,00139	0,00097	0,00075

The accompanying notes form an integral part of these consolidated interim financial statements.

Convenience Translation of Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six-month period ended June 30, 2007

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Historical Issued Capital	Adjustment To Equity	Legal and Extraordinary Reserves	Special Reserves	Currency Translation Differences	Net Income	Accumulated Profits	Total Equity
Balance at December 31, 2005	**112.877**	**413.674**	**68.025**	**(6.925)**	**(116.091)**	**290.590**	**622.784**	**1.384.934**
Transfer of net income to the accumulated profits	-	-	62.406	-	-	(185.663)	123.257	-
Dividend paid	-	-	-	-	-	(104.927)	-	(104.927)
Currency translation differences	-	-	-	-	140.783	-	-	140.783
Securities value increase fund	-	-	-	(5.417)	-	-	-	(5.417)
Reserve for shares of associates	-	-	-	29.615	-	-	-	29.615
Gain on sale of shares of joint venture	-	-	-	-	-	-	12.444	12.444
Net income for the year	-	-	-	-	-	109.550	-	109.550
Balance at June 30, 2006	**112.877**	**413.674**	**130.431**	**17.273**	**24.692**	**109.550**	**758.485**	**1.566.982**
Currency translation differences	-	-	-	-	(53.756)	-	-	(53.756)
Gain recognized in income statement due to sale of joint venture	-	-	-	-	(8.219)	-	-	(8.219)
Securities value increase fund	-	-	-	9.131	-	-	-	9.131
Net income for the year	-	-	-	-	-	159.470	-	159.470
Balance at December 31, 2006	**112.877**	**413.674**	**130.431**	**26.404**	**(37.283)**	**269.020**	**758.485**	**1.673.608**
Transfer of net income to the accumulated profits	-	-	-	-	-	(161.089)	161.089	-
Dividend paid	-	-	-	-	-	(107.931)	-	(107.931)
Currency translation differences	-	-	-	-	(49.549)	-	-	(49.549)
Securities value increase fund	-	-	-	(1.091)	-	-	-	(1.091)
Net income for the year	-	-	-	-	-	196.179	-	196.179
Balance at June 30, 2007	**112.877**	**413.674**	**130.431**	**25.313**	**(86.832)**	**196.179**	**919.574**	**1.711.216**

The accompanying notes form an integral part of these consolidated interim financial statements.

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM CASH FLOW STATEMENT

For the six-month period ended June 30, 2007

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Reviewed June 30, 2007	Reviewed June 30, 2006
Cash flows from operating activities			
Net profit before income tax and minority interest		**262.669**	143.990
Adjustments for:			
Depreciation and amortization expenses	19, 20, 33, 44	**100.069**	87.902
(Gain) / loss on sale of property, plant and equipment, net	38	**1.184**	(1.607)
Impairment on property, plant and equipment	19	**227**	1.515
Provision for retirement pay liability	23, 33	**3.504**	2.549
Provision for vacation pay liability	33	**3.361**	3.149
Foreign exchange (gain) / loss raised from loans, net	39	**(41.294)**	50.821
Interest expense	39, 44	**43.991**	33.634
Interest income	38, 44	**(18.068)**	(13.437)
Syndication loan expense		**1.733**	-
Loss from derivative financial instruments	39	**5.886**	-
(Income) / loss from associates, net	16, 38	**165**	110
Gain on sale of soft-drink trademarks	38	**(5.211)**	-
Other (income) / expense, net		**2**	(9)
Operating profit before changes in operating assets and liabilities		**358.218**	308.617
Change in trade receivables, net		**(220.426)**	(254.544)
Change in due from related parties, net		**(412)**	1.667
Change in inventories, net		**(73.308)**	(107.635)
Change in other assets, other liabilities and provisions, net		**89.751**	100.265
Change in trade payables, net		**121.248**	152.900
Change in due to related parties, net		**(6.127)**	(2.586)
Vacation and retirement pay liability paid		**(2.148)**	(1.214)
Taxes paid		**(26.792)**	(30.688)
Net cash provided by operating activities		**240.004**	166.782
Cash flows from investing activities			
Purchase of property, plant and equipment and intangible assets	19, 20, 33	**(233.589)**	(204.483)
Proceeds from sale of property, plant and equipment and intangible assets		**7.382**	5.717
Acquisition of associates, subsidiaries and joint ventures, net of cash acquired		**(83)**	(566.105)
Proceed from sale of shares of associates		**-**	45.170
Proceed from sale of soft-drink trademarks	38	**5.211**	-
Cash payment for acquired shares		**(47.053)**	-
Net cash used in investing activities		**(268.132)**	(719.701)
Cash flows from financing activities			
Dividends paid	42	**(107.931)**	(104.927)
Dividends paid to minority shareholders		**(528)**	(451)
Proceeds from short-term and long-term debt		**352.309**	1.003.554
Repayment of short-term and long-term debt		**(315.276)**	(272.899)
Time deposits with maturity more than three months	4	**-**	(3.284)
Interest paid		**(51.447)**	(25.028)
Interest received		**17.792**	12.979
Net cash provided by financing activities		**(105.081)**	609.944
Net increase / (decrease) in cash and cash equivalents		**(133.209)**	57.025
Currency translation differences on cash and cash transactions		**(1.308)**	32.291
Cash and cash equivalents at the beginning of the period		**391.808**	348.048
Cash and cash equivalents at the end of the period	4	**257.291**	437.364

The accompanying notes form an integral part of these consolidated interim financial statements.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES

General

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (a Turkish corporation, Anadolu Efes, the Company) was established in İstanbul in 1966. Certain shares of Anadolu Efes are listed on the İstanbul Stock Exchange (ISE).

The registered office address of the Company is located at Bahçelievler Mahallesi Adnan Kahveci Bulvarı No: 5 Bahçelievler - İstanbul.

The Group consists of the Company, its subsidiaries and joint ventures.

The consolidated interim financial statements of the Group are approved by the Chief Financial Officer and Finance Director as to be presented on August 28, 2007. General Assembly and specified regulatory bodies have the right to make amendments on statutory financial statements after presentation.

Nature of Activities of the Group

The operations of the Group consist of production, bottling, distribution and selling of beer under a number of trademarks and production, bottling, distribution and selling of soft drinks under Coca-Cola trademark. The Group owns and operates fifteen beer factories (five in Turkey and ten in other countries), five malt production facilities (two in Turkey, three in Russia), ten Coca-Cola bottling plants (five in Turkey and five in other countries) and one natural spring water bottling plant (in Turkey). The Group has a joint control over Coca-Cola İçecek A.Ş. (CCİ), which undertakes the bottling and distribution facilities of the Coca-Cola Products in Turkey, Central Asia and Middle East.

In addition, the Group has also minority stake over a Coca-Cola bottling company in Turkmenistan, namely Turkmenistan Coca-Cola Bottlers Ltd. (Turkmenistan CC) and a malt production company in Russia.

List of Shareholders

As of June 30, 2007 and December 31, 2006, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	June 30, 2007		December 31, 2006	
	Amount	**%**	Amount	%
Yazıcılar Holding A.Ş.	**34.887**	**30,91**	34.887	30,91
Özilhan Sınai Yatırım A.Ş.	**19.725**	**17,47**	19.720	17,47
Anadolu Endüstri Holding A.Ş. (AEH)	**8.853**	**7,84**	8.853	7,84
Publicly traded and other	**49.412**	**43,78**	49.417	43,78
Issued capital on historical basis	**112.877**	**100,00**	112.877	100,00

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES (continued)

List of Subsidiaries

The subsidiaries included in the consolidation and their effective shareholding rates at June 30, 2007 and December 31, 2006 are as follows:

Subsidiary	Country	Principal Activity	Segment	Effective Shareholding and Voting Rights % June 30, 2007	December 31, 2006
Efes Breweries International N.V. (EBI) (1)	The Netherlands	Facilitating investments in breweries	Beer	70,22	70,22
ZAO Moscow-Efes Brewery (Efes Moscow)	Russia	Production and marketing of beer	Beer	63,79	63,79
OAO Amstar (Amstar)	Russia	Production of beer	Beer	63,79	63,79
Rostov Beverages C.J.S.C. (Efes Rostov)	Russia	Production of beer	Beer	63,79	63,79
OOO Stary Melnik (Stary Melnik)	Russia	Service sector	Beer	63,79	63,79
ZAO Efes Entertainment (Efes Entertainment)	Russia	Service sector	Beer	64,76	64,76
OAO Krasny Vostok Solodovpivo (KV Group) (2)	Russia	Production and marketing of beer	Beer	65,20	65,20
ZAO Siberian Brewery Company (2)	Russia	Production of beer	Beer	68,48	68,48
OOO Vostok Solod (2)	Russia	Production of malt	Beer	65,20	65,20
OOO KV-Invest (2)	Russia	Finance	Beer	65,20	65,20
OOO T'sentralny Torgovy Dom (2)	Russia	Sales company	Beer	65,20	65,20
ZAO Moskovskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
ZAO Samarskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
ZAO Saratovskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
ZAO Ufimskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Barnaulskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Volgogradskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Voronezhskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Ekaterinburgskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Kemerovskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Krasnodarskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Krasnoyarskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Kurskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Nizhegorodskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Nizhnekamskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Novosibirskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Omskii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Permskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Sankt-Peterburgskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Tomskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
OOO Chelyabinskii Torgovyii Dom (2)	Russia	Sales company	Beer	65,20	65,20
J.S.C. Efes Karaganda Brewery (Efes Karaganda)	Kazakhstan	Production and marketing of beer	Beer	70,22	70,22
Efes Vitanta Moldova Brewery S.A. (EfesVitanta)	Moldova	Production and marketing of beer, soft drinks, low alcoholic drinks and mineral water	Beer	67,76	67,76
Efes Weifert Brewery d.o.o. (Efes Weifert)	Serbia	Production and marketing of beer	Beer	63,87	63,87
Efes Zajecar Brewery d.o.o. (Efes Zajecar)	Serbia	Production and marketing of beer	Beer	51,23	51,23
Efes Commerce d.o.o. Belgrade (Efes Commerce)	Serbia	Production and marketing of beverages	Beer	70,22	70,22
Efes Romania Industrie Si Comert S.A. (ERIC)	Romania	Distribution of beer	Beer	70,23	70,23
Efes Productie S.R.L. (Efes Productie)	Romania	Distribution of beer	Beer	79,18	79,18
Brewery Pivdenna C.J.S.C. (Efes Ukraine)	Ukraine	Production and marketing of beer	Beer	70,22	70,22
Euro-Asian Brauerein Holding GmbH (Euro-Asian)	Germany	Investment company of EBI	Beer	70,22	70,22
Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Ef-Pa)	Turkey	Marketing and distribution company of the Group in Turkey	Beer	100,00	100,00
Tarbes Tarım Ürünleri ve Besicilik Sanayi Ticaret A.Ş. (Tarbes)	Turkey	Providing hops (major ingredient of beer) to the breweries of the Group	Beer	99,75	99,75
Anadolu Efes Dış Ticaret A.Ş. (Aefes Dış Ticaret)	Turkey	Foreign trade	Beer	99,62	99,62
Cypex Co. Ltd. (Cypex)	Turkish Republic of Northern Cyprus	Marketing and distribution of beer	Beer	99,99	99,99
Anadolu Efes Technical and Management Consultancy N.V. (AETMC)	Antilles, The Netherlands	Providing technical assistance	Beer	99,75	99,75
Efes Holland Technical Management Consultancy B.V. (EHTMC)	The Netherlands	Providing technical assistance	Beer	99,75	99,75

(1) Shares of EBI are currently traded on the London Stock Exchange.

(2) These companies have been acquired in February 2006 as "KV Group" by EBI and included in the scope of consolidation by then (Note 32).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES (continued)

List of Joint Ventures

The joint ventures included in the consolidation and their effective shareholding rates at June 30, 2007 and December 31, 2006 are as follows:

Joint Venture	Country	Principal Activity	Segment	Effective Shareholding and Voting Rights % June 30, 2007	Effective Shareholding and Voting Rights % December 31, 2006
Coca-Cola İçecek A.Ş. (1)	Turkey	Production, bottling, of Coca-Cola products	Soft Drink	50,26	50,26
Coca-Cola Satış Dağıtım A.Ş. (CCSD)	Turkey	Distribution and selling of Coca-Cola products	Soft Drink	50,25	50,25
Mahmudiye Kaynak Suyu Ltd. Şti. (Mahmudiye)	Turkey	Filling and selling of natural spring water	Soft Drink	50,25	50,25
J.V. Coca-Cola Almaty Bottlers Limited Liability Partnership (Almaty CC)	Kazakhstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes products	Soft Drink	43,97	43,97
Tonus Closed Joint Stock Company (Tonus)	Kazakhstan	Investment company of CCİ	Soft Drink	46,31	46,31
Azerbaijan Coca-Cola Bottlers LLC (Azerbaijan CC)	Azerbaijan	Production, bottling, distribution and selling of Coca-Cola products	Soft Drink	45,18	45,18
Coca-Cola Bishkek Bottlers Closed Joint Stock Company (Bishkek CC)	Kyrgyzstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes products	Soft Drink	45,23	45,23
Efes Invest Holland B.V. (Efes Holland)	The Netherlands	Investment company of CCİ	Soft Drink	50,26	50,26
The Coca-Cola Bottling Company of Iraq FZCO (JV Dubai)	United Arabic Emirates	Investment company of CCİ	Soft Drink	25,13	25,13
CC Beverage Limited (2)	Iraq	Production, bottling, distribution and selling of Coca-Cola products	Soft Drink	15,08	-
The Coca-Cola Bottling Company of Jordan Ltd. (Jordan CC)	Jordan	Production, bottling, distribution and selling of Coca-Cola products	Soft Drink	45,23	45,23
Syrian Soft Drink Sales and Distribution L.L.C. (Syrian SD) (3)	Syria	Distribution and selling of Coca-Cola products	Soft Drink	25,13	-
Efes Sınai Dış Ticaret A.Ş. (EST)	Turkey	Foreign trade	Soft Drink	50,50	50,50

(1) Shares of CCİ are currently traded on ISE.
(2) CC Beverage Limited has been established in February 6, 2007 in Iraq which is joint venture of CCİ where CCİ's effective shareholding rate is 30%.
(3) 50% of shares has been acquired by Efes Holland, subsidiary of CCİ, on April 25, 2007 (Note 32).

Environments and Economic Conditions of Foreign Subsidiaries and Joint Ventures

Certain countries, in which consolidated subsidiaries and joint ventures are operating, have undergone substantial, political and economical changes in recent years. Accordingly such markets do not possess well-developed business infrastructures and the operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' and joint ventures' ability to operate commercially.

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

Basis of Preparation of Financial Statements

The consolidated interim financial statements of the Group have been prepared in accordance with accounting and reporting standards as prescribed by Turkish Capital Market Board (CMB). The CMB has issued Communiqué No. XI-25 "Communiqué on Accounting Standards in Capital Markets" which sets out a comprehensive set of accounting principles. In this Communiqué, the CMB stated that, as an alternative, application of accounting standards prescribed by the International Accounting Standards Board (IASB) and the International Accounting Standards Committee (IASC) will also be considered to be compliant with the CMB Accounting Standards.

Since the CMB has declared with the decision taken on March 17, 2005 that application of inflation accounting is no longer required for companies operating in Turkey which are reporting in accordance with CMB Accounting Standards effective from January 1, 2005, consolidated financial statements are lastly restated as of December 31, 2004.

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

The consolidated interim financial statements have been prepared under the alternative application defined by the CMB as explained above and are presented using the compulsory standard formats as prescribed by the CMB.

The Group companies, which operate in Turkey, maintain their books of account and prepare their statutory financial statements in YTL in accordance with the Generally Accepted Accounting Principles in Turkey promulgated by CMB; and Turkish Commercial Code and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The foreign subsidiaries and joint ventures maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with the rules and regulations of the countries in which they operate.

In December 2000, ERIC and Efes Productie adopted a plan of liquidation and as a result changed their basis of accounting, from the going-concern basis to a liquidation basis.

The consolidated interim financial statements have been prepared from statutory financial statements of the Group and presented with adjustments and certain reclassifications for the purpose of fair presentation in accordance with the formats required by the CMB Accounting Standards.

Seasonality of operations

Beer and soft drinks consumption is seasonal. Because of higher demand during the summer season, the figures for the first half include the effects of the seasonal variations. Therefore, the results of business operations for the first six-months up to June 30, 2007 do not necessarily constitute an indicator for the results to be expected for the overall fiscal year.

Functional and Reporting Currency

The measurement and presentation currency of the Company is YTL.

As a result of the structure of subsidiaries and joint ventures located in foreign countries and the fact that some foreign subsidiaries and joint ventures transact more of their business in EURO or USD than in any other currency, those foreign subsidiaries or joint ventures have adopted EURO or USD as their measurement currencies.

Measurement and Reporting Currencies of Foreign Subsidiaries and Joint Ventures:

Subsidiary or Joint Venture	National Currency	Measurement Currency	
		June 30, 2007	June 30, 2006
EBI	EURO	USD	USD
Efes Moscow	Russian Ruble (RUR)	RUR	RUR
Amstar	RUR	RUR	RUR
Efes Rostov	RUR	RUR	RUR
KV Group	RUR	RUR	RUR
Efes Karaganda	Kazakh Tenge (KZT)	KZT	KZT
Efes Vitanta	Moldovan Leu (MDL)	MDL	MDL
Efes Weifert (*)	Serbian Dinar (RSD)	RSD	RSD
Efes Zajecar (*)	RSD	RSD	RSD
Efes Holland	EURO	USD	USD
Almaty CC	KZT	USD	USD
Azerbaijan CC	Manat	USD	USD
Bishkek CC	Kirghiz Som (KGS)	USD	USD
Jordan CC	Jordanian Dinar	USD	USD
AETMC	EURO	EURO	EURO
EHTMC	EURO	EURO	EURO
Efes Ukraine, Euro-Asian, ERIC, Efes Commerce, Efes Productie, JV Dubai, Efes Entertainment, Tonus and other	Various	Various	Various

(*) New name of the Serbian National Currency is Serbian Dinar (RSD) which is formerly Yugoslavian Dinar (YUM).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

Changes in Accounting Policies

As of June 30, 2007, Group has examined the new and revised International Financial Reporting Standards with the interpretations of International Accounting Standards Board (IASB) and International Financial Reporting Interpretations Committee (IFRIC) that are effective from January 1, 2007. New and revised standards that are related with the Group's operations are IFRS 7 Financial Instruments: Disclosures, IAS 1 disclosures related with Capital, IFRIC 10 Interim Financial Reporting and Impairment. With the exception of IFRS 7 that will be applied at the year end 2007, the management does not anticipate that application of the revised accounting standards will have a change effect to the Group's consolidated interim financial statements and disclosures.

Comparative Information

To be consistent with current year presentation, inflation adjustment differences in legal and extraordinary reserves of the consolidated balance sheet as of December 31, 2006 are presented in aggregate in consolidated balance sheet as "adjustment to equity" amounting to YTL 106.215 and YTL 30.301, respectively (Note 26 - 27 - 28).

Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated financial statements when there is a legally enforceable right to set-off the recognized amounts and there is an intention to settle on a basis or realize the assets and settle the liabilities simultaneously.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the parent company, Anadolu Efes, and its subsidiaries and joint ventures drawn up to reporting date. The financial statements of the companies included in the consolidation have been prepared based on the accounting policies and presentation formats adopted by the Group in accordance with the CMB Accounting Standards.

Subsidiaries are companies in which Anadolu Efes has the power to exercise more than 50% of the voting rights relating to the shares in the companies as a results of shares owned directly and/or indirectly by itself or although not having the power to exercise more than 50% of the voting rights, exercises control in order make to profit from the operations of companies through the exercise of actual dominant influence over the financial and operating policies. Subsidiaries are consolidated for using the full consolidation method, therefore, the carrying value of subsidiaries is eliminated against the related shareholders' equity. The equity and net income attributable to minority shareholders' interests of subsidiaries are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

Joint ventures are companies in respect of which there are contractual arrangements through which an economic activity is undertaken subject to joint control by the Group and its subsidiaries together with one or more other parties. The Group's interest in joint ventures is accounted for by way of proportionate consolidation, in other words, the Group includes its share of the assets, liabilities, income and expenses of each joint venture in the relevant components of the financial statements.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Investments in associates are undertakings over which the Group generally has between 20% and 50% of the voting rights and the Group has significant influence and which are not subsidiaries or joint ventures of the Group. The Group's investments in associates are accounted for using the equity method.

The purchase method of accounting is used for acquired business. Subsidiaries, joint ventures or investment in associates, acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Page

3.1 Cash and Cash Equivalents

Cash and cash equivalents comprise of cash in hand, bank deposits and short-term investments, which can easily be converted into cash for a known amount, has high liquidity with maturities of 3 months or less. The amounts paid under the reverse repurchase agreements are included in the cash and cash equivalents.

3.2 Available for Sale Securities

All available for sale securities are initially recognized at cost, considered reflecting the fair value and including all expenses incurred during purchase.

The following valuation of financial assets classified as available for sale after the first recognition is based on market price. The gain or loss due to change in the market price, until the related security is sold, converted to the cash or disposed with another way or is exposed to impairment, is presented as a separate item under shareholders' equity, after this date, accumulated fair value adaptations are related with income and loss applications. Interest amount, calculated by using the effective interest method over the values of the available for sale securities is accounted as interest income. The dividends gained are presented under the dividends revenue on the date of acquisition. The fair values of available for sale securities that are traded in active markets are determined with the fair value in the market at the balance sheet date.

Other long term financial assets, like government bonds are presented in the financial statements with the values discounted by the effective interest rates in the periods after the date of acquisition. The discounted value is calculated by taking into consideration the factors like discount or paid premium appearing during acquisition.

All the acquisitions and disposals of the available for sale securities are recorded to accounts at the date of obligation of the Group for purchasing or selling the asset.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.3 Trade Receivables and Provision for Doubtful Receivables

Trade receivables that are originated by the Group by the way of providing goods or services generally have 5-90 day terms. Trade receivables are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectible amounts.

The allowance for doubtful receivables is realized when there is objective evidence that receivable can not be collected and is charged as an expense in the consolidated financial statements. The allowance is the difference between the carrying amount and the recoverable amount, being all cash flows, including amounts recoverable from guarantees and collaterals.

3.4 Related Parties

Parties are considered to be related if one party directly or indirectly has the ability to control the other party or exercise significant influence over the other party in making the financial and operating decisions or be the associate of the group. Related parties also include individuals that are principle owners, management and members of the Group's board of directors and their families. Due from and due to related parties are carried at cost. Related party transactions are transfers of resources, services or obligations between related parties, regardless of whether a price is charged.

3.5 Inventories

Inventories, including work-in-process are valued at the lower of cost and net realizable value, after provision for obsolete items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of weighted average cost method. For processed inventories, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity. Unrealizable inventory has been fully written off.

3.6 Investments

a) Available for Sale Financial Assets

The Group has classified its financial assets as "available-for-sale" in accordance with International Accounting Standards (IAS) 39 "Financial Instruments". Financial assets, intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates are classified as available-for-sale. These financial assets are included in non-current assets unless management has the intention of holding the investment for less than twelve months from the balance sheet date, or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its financial assets at the time of the purchase and re-evaluates such designation on a regular basis.

All investments are initially carried at cost, being the fair value of the consideration given and including acquisition changes associated with the investment. After initial recognition, investments which are classified as available-for-sale are measured at fair value. For investments that are actively traded in organized financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date and positive or negative valuation differences of investments, which are measured at fair value, have been recognized under equity in "special reserves" as "securities value increase fund" in the consolidated balance sheet.

Investments classified as available for sale investments, that do not have a quoted market price in an active market and whose fair value can not be reliably measured by alternative valuation methods, are measured at cost. The carrying amounts of such investments are reviewed at each balance sheet date for impairment.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.6 Investments (continued)

b) Investment in Associates

The investments in associates are carried at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value in the consolidated balance sheet.

The consolidated income statement reflects the Group's share of the results of operations of the associates. The Group's investment in associates includes goodwill on acquisition, which is disclosed separately in the consolidated financial statements and treated in accordance with the accounting policy for goodwill stated in the accounting policy for goodwill.

3.7 Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of a subsidiary, associate or joint venture at the date of acquisition. Until December 31, 2004, goodwill arose from the acquisitions before March 31, 2004 was being amortized on a straight-line basis over its useful economic life up to a presumed maximum of 20 years. Starting from January 1, 2005, the goodwill arising from the business combinations before March 31, 2004 is ceased to be amortized on a straight-line basis in accordance with International Financial Reporting Standards (IFRS) 3 "Business Combinations".

Goodwill is reviewed at least annually for possible impairment and when events and changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortization and any impairment in value.

In accordance with IFRS 3, the Group does not amortize the goodwill arising from the business combinations after March 31, 2004, such goodwill is reviewed and adjusted for impairment where it is considered necessary.

3.8 Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

Depreciation is computed on straight-line method over the following estimated useful lives:

Buildings and land improvements	10-50 years
Machinery and equipment	4-15 years
Office equipment	4-15 years
Furniture and fixtures	3-15 years
Motor vehicles	5-10 years
Returnable bottles and cases	5 years
Other tangible assets	2-14 years

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.8 Property, Plant and Equipment (continued)

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

The Group companies, which operate in Turkey, account for returnable bottles in property, plant and equipment. Deposit liabilities relating to such returnable bottles are reflected in other liabilities. The Group sells its products also in non-returnable bottles. For such sales, there is no deposit obligation of the Group.

Expenses for repair and maintenance of property, plant and equipment are normally charged to the income statement. They are, however, capitalized and depreciated through the estimated useful life of the property, plant and equipment in exceptional cases if they result in an enlargement or substantial improvement of the respective assets.

3.9 Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost.

Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill, if the fair value can be measured reliably. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives. Intangible assets with indefinite useful life, formed in the financial statements in accordance with purchase method, are not subject to amortization.

The carrying values of intangible assets are reviewed for impairment at least annually when events or changes in circumstances indicate that the carrying value may not be recoverable.

The cost of acquisition of new software is capitalized and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortized on a straight-line basis over 1 to 5 years.

3.10 Deferred Tax

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.10 Deferred Tax (continued)

Deferred tax assets and deferred tax liabilities related to income taxes levied by the same taxation authority are offset accordingly.

3.11 Borrowings

All borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the obligations related with the borrowings are removed.

3.12 Leases

a) Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

b) Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

3.13 Employee Benefits / Employee Termination Benefits

a) Defined Benefit Plans

In accordance with existing social legislation in Turkey, the Group Companies operating in Turkey is required to make lump-sum termination indemnities to each employee who has completed over one year of service with the Group and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the consolidated financial statements the Group has reflected a liability using the Projected Unit Credit Method and based upon estimated inflation rates and factors derived using the Group's experience of personnel terminating their services and being eligible to receive such benefits and discounted by using the current market yield at the balance sheet date on government bonds.

b) Defined Contribution Plans

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are paid.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.14 Provisions, Contingent Assets and Liabilities

a) Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

b) Contingent Assets and Liabilities

Contingent liabilities are not recognized in the consolidated financial statements, but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the consolidated financial statements, but disclosed when an inflow of economic benefits is probable.

3.15 Foreign Currency Translations

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to the income statement of the associated period, as foreign currency loss or gain.

Foreign currency translation rates used by the Group's subsidiaries and joint ventures in Turkey as of respective period-ends are as follows:

Date	USD / YTL (full)	EURO / YTL (full)
June 30, 2006	1,6029	2,0095
December 31, 2006	1,4056	1,8515
June 30, 2007	1,3046	1,7585

The assets and liabilities of foreign subsidiaries and joint ventures are translated at the rate of exchange ruling at the balance sheet date. The income statements of foreign subsidiaries and joint ventures are translated at average exchange rates. Differences resulting from the deviation between the values of investment related to equity accounts of consolidated subsidiaries and joint ventures and the appreciation of foreign currencies against the New Turkish Lira were taken to equity as "currency translation differences".

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate of balance sheet date. On disposal of a foreign entity, currency translation differences are recognized in the income statement as a component of the gain or loss on disposal.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.16 Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes.

The following specific recognition criteria must also be met before revenue is recognized:

a) Sale of Goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

b) Services

Revenue from rendering services is recognized by reference to the stage of completion when it can be measured reliably. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the associated expenses that are recoverable.

c) Other

Interest income is recognized as the interest accrues. Dividend income is recognized when the right to collect the dividend is established.

3.17 Borrowing Costs

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds and are generally expensed as incurred. Borrowing costs could be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs could be capitalized until the assets are substantially ready for their intended use. The Group does not capitalize its borrowing costs and generally recognizes as an expense.

3.18 Government Grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attached to such grants, and that the grants will be received. They are recognized to income over the period to match them with the related costs that they are intended to compensate. Income relating to government grants is recognized as a deduction from the appropriate expense.

3.19 Financial Risk Management and Policies

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits. The main purpose of these financial instruments is to raise funds for the Group's operations. Besides, The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments can be identified as foreign currency risk, credit risk, interest rate risk, price risk, credit risk and liquidity risk. The board/management reviews and agrees policies for managing each of these risks. The Group also monitors the market price risk arising from all financial instruments. Related policies can be summarized as follows:

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.19 Financial Risk Management and Policies (continued)

a) Foreign currency risk

Foreign currency risk arises from the EURO and USD denominated assets and liabilities of the Group. The Group has transactional currency exposures. Such exposures arise from sales or purchases or borrowings by the Group in currencies other than the Group's measurement currency. The Group manages foreign currency risk by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities.

b) Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing assets and liabilities. The Group manages interest rate risk by using natural hedges that arise from offsetting interest rate of assets and liabilities or derivative financial instruments.

c) Price risk

This is a combination of currency, interest and market risks which the Group manages through natural hedges that arise from offsetting the same currency receivables and payables, interest bearing assets and liabilities. Market risk is closely monitored by the management using the available market information and appropriate valuation methods.

d) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group attempts to control credit risk by monitoring credit exposures, limiting transactions with specific counterparties and continually assessing the creditworthiness of the counterparties.

Concentrations of credit risk arise when a number of counterparties are engaged in similar business activities or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of the Group's performance to developments affecting a particular industry or geographic location.

The Group seeks to manage its credit risk exposure through diversification of sales activities to avoid undue concentrations of risks with individuals or groups of customers in specific locations or businesses. The Group also obtains guarantees from the customers when appropriate.

e) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its net funding requirements. The risk is mitigated by matching the cash in and out flow volume supported by committed lending limits from qualified credit institutions.

f) Fair Values

Fair value is the amount for which an asset could be exchanged, or a liability settled between knowledgeable, willing parties in an arm's length transaction. The optimum fair value of a financial instrument is the quoted market value, if any.

The financial assets and liabilities which are denominated in foreign currencies are evaluated by the foreign exchange rates prevailing on the date of balance sheet which approximate to market rates.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.19 Financial Risk Management and Policies (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument of the Group for which it is practicable to estimate a fair value:

i) Financial Assets

The fair values of certain financial assets carried at cost in the consolidated financial statements, including cash and cash equivalents plus the respective accrued interest and other financial assets are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying value of trade receivables along with the related allowance for unearned income and uncollectibility are estimated to be their fair values.

ii) Financial Liabilities

Trade payables and other monetary liabilities are considered to approximate their respective carrying values due to their short-term nature. The bank borrowings are stated at their amortized costs and transaction costs are included in the initial measurement of loans and bank borrowings. The fair value of bank borrowings are considered to state their respective carrying values since the interest rate applied to bank loans and borrowings are updated periodically by the lender to reflect active market price quotations. The carrying value of trade payables along with the related allowance for unrealized cost is estimated to be their fair values.

3.20 Derivative Financial Instruments and Hedging Activities

The Group utilizes derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from financial activities. Derivative financial instruments are recognized initially at cost and subsequent to initial recognition, they are valued at fair value in the consolidated financial statements. The Group's derivate financial instruments are forward and interest rate swap agreements.

The Group utilizes hedges of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.

Gain or loss arising from the difference between the fair value and statutory value of hedging instruments is recognized as "gain or loss from derivative financial instruments" in the consolidated income statement.

3.21 Segment Reporting

A business segment is a distinguishable component of an entity that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments.

A geographical segment is a distinguishable component of an entity that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.22 Earnings Per Share

Earnings per share in the consolidated income statements are calculated by dividing the net profit for the year by the weighted average number of ordinary shares outstanding during the year.

In Turkey, companies can increase their share capital by making distribution of free shares to existing shareholders from inflation adjustment to shareholders equity. For the purpose of the earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of free shares issued without corresponding change in resources by giving them retroactive effect for the period in which they were issued and each earlier period.

3.23 Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of balance sheet date. Actual results may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

NOTE 4. CASH AND CASH EQUIVALENTS

	June 30, 2007	December 31, 2006
Cash on hand	**1.219**	520
Bank accounts		
- Time deposits	**186.488**	316.429
- Demand deposits	**69.584**	74.798
Other	**1.095**	927
	258.386	392.674

As of June 30, 2007 cash deposits at banks of YTL 50.566 is pledged by Group as collateral for credit facilities of subsidiaries (December 31, 2006 - YTL 72.260).

As of June 30, 2007 and 2006, the cash and cash equivalents presented in the consolidated cash flow statements are as follows:

	June 30, 2007	June 30, 2006
Cash and cash equivalents	**258.386**	441.676
Time deposits with maturity more than three months	**-**	(3.284)
Interest income accruals (-)	**(1.095)**	(1.028)
Cash and cash equivalents in cash flow statement	**257.291**	437.364

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 5. AVAILABLE FOR SALE SECURITIES

	June 30, 2007	December 31, 2006
Alternatifbank A.Ş. shares	-	40.865
Investment funds	**3.813**	2.803
Government bonds	**291**	321
	4.104	43.989

On November 23, 2006, Ef-Pa had signed an agreement with Alpha Bank A.E. located in Greece on sale of 7,46% of shares of Alternatifbank A.Ş. (Alternatifbank). As a result of the review of Banking Regulation and Supervision Agency (BRSA), it has been announced that the sale of shares is not approved with the decision no 2273 dated August 7, 2007. Accordingly, shares classified as "available for sale securities" in the current assets which has been planned to be disposed within one year as of December 31, 2006, are now classified as "available for sale securities" under "investments" in the non-current assets in the consolidated interim financial statements as of June 30, 2007 (Note 16).

Investment funds and government bonds are valued at its market value at the balance sheet date.

NOTE 6. BORROWINGS

As of June 30, 2007, total borrowings consist of principles (finance lease obligations included) amounting to YTL 1.160.996 (December 31, 2006 – YTL 1.194.453) and interest expense accrual amounting to YTL 10.173 (December 31, 2006 – YTL 19.045).

As of June 30, 2007, YTL 44.557 (December 31, 2006 – YTL 100.994) of the total borrowings are secured with the followings:

Related with EBI and its' subsidiaries;

- Cash collaterals amounting to YTL 50.566 (December 31, 2006 – YTL 70.405).
- Efes Karaganda's immovable and movable properties, including inventory balances; the assignment of the rights regarding insurance coverage in respect of the Efes Karaganda's property, all shares of Efes Karaganda on hand. As of June 30, 2007, related borrowings are totally amounting to YTL 29.354 (December 31, 2006 – YTL 30.589).
- According to the loan agreement signed with EBRD, Efes Karaganda's dividend distributions to EBI, which is in the position of its shareholder, are dependent on EBRD's approval.

Related with CCİ, its' subsidiaries and joint ventures;

- Certain PP&E amounting to YTL 1.616 (December 31, 2006 – YTL 1.740).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 6. BORROWINGS (continued)

As of June 30, 2007 and December 31, 2006, total amount of borrowings and the effective interest rates are as follows:

	June 30, 2007			December 31, 2006		
		Fixed rate	Floating rate		Fixed rate	Floating rate
Short-term						
Borrowings						
YTL denominated borrowings	23.887	18,4% - 20,8%	-	37.473	19,3% - 20,8%	-
Foreign currency denominated borrowings (USD)	92.702	5,7% - 8,0%	Libor+0,5% - 2,8%	108.879	1,0% - 8,0%	Libor+0,5% - 2,8%
Foreign currency denominated borrowings (EURO)	20.355	4,3%	Euribor+2,5%	29.524	4,3% - 5,3%	Euribor+2,5% - 2,95%
Foreign currency denominated borrowings (Other)	119.930	6,5% - 8,3%	-	125.078	7,9% - 11,5%	Ruribor+0,24%
	256.874			300.954		
Short-term portion of long term borrowings						
Foreign currency denominated borrowings (USD)	128.796	6,0% - 6,3%	Libor+0,55% - 3,65%	169.183	5,9% - 6,4%	Libor+0,55% - 3,65%
Foreign currency denominated borrowings (EURO)	36.916	-	Euribor+0,55% - 0,9%	329	-	Euribor+0,55%
	165.712			169.512		
Leasing obligations	279	8,5%	-	270	8,5% - 15,0%	-
	422.865			470.736		
Long-term						
Borrowings						
Foreign currency denominated borrowings (USD)	731.622	-	Libor+0,55% - 3,55%	704.055	5,9% - 6,4%	Libor+0,55% - 3,55%
Foreign currency denominated borrowings (EURO)	16.301	-	Euribor+0,55% - 0,9%	38.382	-	Euribor+0,55%
	747.923			742.437		
Leasing obligations	381	8,5% - 14,5%	-	325	8,5% - 15,0%	-
	748.304			742.762		
	1.171.169			1.213.498		

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 6. BORROWINGS (continued)

Repayments of long-term borrowings are scheduled as follows (excluding finance lease obligation):

	June 30, 2007	December 31, 2006
2008	112.604	211.840
2009	491.879	530.597
2010	143.440	-
	747.923	742.437

NOTE 7. TRADE RECEIVABLES AND PAYABLES

SHORT-TERM TRADE RECEIVABLES

	June 30, 2007	December 31, 2006
Trade receivables	573.013	359.455
Notes and cheques receivables	20.736	13.929
Deposits and guarantees given	67	112
Provision for doubtful accounts (-)	(23.640)	(23.817)
	570.176	349.679

SHORT-TERM TRADE PAYABLES

	June 30, 2007	December 31, 2006
Trade payables, net	256.035	134.605
Deposits and guarantees received	177	193
	256.212	134.798

NOTE 8. LEASE RECEIVABLES AND OBLIGATIONS

Lessee - Finance Lease

Properties leased by the Group include buildings, machinery and equipment, motor vehicles and furniture and fixtures. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Lease terms generally range from 3 to 25 years with options to renew at varying terms.

As of June 30, 2007 and December 31, 2006, lease obligations are as follows:

	June 30, 2007	December 31, 2006
Short-term lease obligations	279	270
Long-term lease obligations	381	325
	660	595

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 8. LEASE RECEIVABLES AND OBLIGATIONS (continued)

Lessee - Operating Lease

The brewery of Efes Moscow is situated on a site leased from the Moscow City Government under a 49-year lease contract. The lease rights, as well as PP&E, are mortgaged for the full carrying amounts to secure obligations of Efes Moscow under the loan agreements with the EBRD.

The Group has operational lease agreements with its related party Çelik Motor Ticaret A.Ş. for vehicles.

NOTE 9. RELATED PARTY BALANCES AND TRANSACTIONS

a) Balances with Related Parties

i) Bank and Available-For-Sale Securities Balances With Related Parties

	June 30, 2007	December 31, 2006
Alternatifbank (2) (5)	**56.008**	81.697
Alternatif Yatırım A.Ş. (5)	**4.104**	2.963
	60.112	84.660

ii) Due from Related Parties

	June 30, 2007	December 31, 2006
Turkmenistan CC (3)	**116**	122
Mutena Maltery (2)	**70**	206
Anadolu Isuzu Otomotiv Sanayi ve Ticaret A.Ş. (1)	-	274
Anadolu Vakfı	-	375
Other	**17**	63
	203	1.040
Receivables from personnel	**2.429**	1.148
	2.632	2.188

iii) Due to Related Parties

	June 30, 2007	December 31, 2006
Mutena Maltery (2)	**4.682**	6.082
Oyex Handels GmbH (5)	**3.732**	2.164
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	**1.808**	1.946
AEH (1) (4)	**1.199**	4.611
Anadolu Vakfı	-	2.037
Other	**2.008**	1.631
	13.429	18.471
Payables to personnel	**9.063**	9.558
	22.492	28.029

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 9. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

b) Transactions with Related Parties

i) Purchases of Goods and Other Charges

	June 30, 2007	June 30, 2006
Efes Pilsen Spor Kulübü	**10.200**	13.500
Anadolu Vakfı	**7.750**	5.000
Oyex Handels GmbH (5)	**6.410**	5.951
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	**6.114**	3.953
Mutena Maltery (2)	**4.274**	2.617
AEH (1) (4)	**3.955**	4.338
AEH Münih (5)	**2.081**	1.355
Efes Turizm İşletmeleri A.Ş. (5)	**1.567**	693
Çelik Motor Ticaret A.Ş. (5)	**1.514**	861
Anadolu Isuzu Otomotiv Sanayi ve Ticaret A.Ş. (1)	**497**	450
Other	**90**	20
	44.452	38.738

ii) Financial Income / (Expense), Net

	June 30, 2007	June 30, 2006
Alternatifbank (2) (5)	**7.426**	5.312
Other	**-**	(99)
	7.426	5.213

iii) Other Income / (Expense), Net

	June 30, 2007	June 30, 2006
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	**97**	90
Alternatifbank (2) (5)	**37**	32
Anadolu Restaurant İşl. Ltd. Şti. (5)	**-**	148
Other	**55**	234
	189	504

(1) Related party of Yazıcılar Holding A.Ş., a shareholder
(2) Available for sale investment of the Group
(3) A related party of CCİ
(4) The shareholder of the Group
(5) Related party of AEH, a shareholder

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 10. OTHER RECEIVABLES AND PAYABLES

a) Other Current Receivables

	June 30, 2007	December 31, 2006
Value Added Tax (VAT) deductible and VAT to be transferred	**38.578**	59.555
Advances given to suppliers	**27.404**	16.636
Other	**3.185**	6.215
	69.167	82.406

b) Other Non-Current Receivables

	June 30, 2007	December 31, 2006
Deferred VAT and other taxes	**16.810**	5.757
Other	**732**	1.101
	17.542	6.858

c) Other Current Liabilities

	June 30, 2007	December 31, 2006
Taxes other than on income	**196.918**	138.550
Liability for put option (Note 31)	**165.730**	34.018
Expense accruals	**26.863**	14.183
Deposits and guarantees taken	**26.699**	19.591
Payable for acquired shares (Note 32)	**-**	40.641
Liability for call option (Note 31)	**-**	6.469
Other	**5.363**	5.897
	421.573	259.349

NOTE 11. BIOLOGICAL ASSETS

None (December 31, 2006 – None).

NOTE 12. INVENTORY

	June 30, 2007	December 31, 2006
Finished and trade goods	**42.889**	54.929
Work-in-process	**40.424**	36.653
Raw materials	**123.249**	86.381
Advertising, promotion and packaging materials	**46.100**	39.707
Supplies	**37.566**	35.321
Bottles and cases	**56.976**	44.011
Goods in transit	**39.051**	17.685
Other	**10.241**	7.697
Reserve for obsolescence (-)	**(18.618)**	(17.887)
	377.878	304.497

NOTE 13. RECEIVABLES AND DEFERRED INCOME FROM CONTINUING CONSTRUCTION CONTRACTS

None (December 31, 2006 – None).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 14. DEFERRED TAX ASSETS AND LIABILITIES

	Assets		Liabilities		Net	
	June 30, 2007	December 31, 2006	June 30, 2007	December 31 2006	June 30, 2007	December 31 2006
PP&E and intangible assets	-	-	(57.052)	(52.854)	(57.052)	(52.854)
Inventory	994	-	-	(2.456)	994	(2.456)
Loss carry forward	15.852	16.868	-	-	15.852	16.868
Employee termination and other benefits	7.200	6.212	-	-	7.200	6.212
Unused investment incentives	-	4.863	-	-	-	4.863
Other	19.252	8.534	-	-	19.252	8.534
	43.298	36.477	(57.052)	(55.310)	(13.754)	(18.833)

The movements of net deferred tax liability are as follows:

	2007	2006
As of January 1	(18.833)	(37.666)
Charged to consolidated interim income statement	4.768	15.767
Recognized in equity (Note 16)	58	-
Addition through company acquired	59	6.568
Currency translation differences	194	(3.417)
As of June 30	(13.754)	(18.748)

NOTE 15. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES

a) Other Current Assets

	June 30, 2007	December 31, 2006
Prepaid expenses	27.971	22.963
Prepaid taxes	3.576	13.589
	31.547	36.552

b) Other Non-Current Assets

	June 30, 2007	December 31, 2006
Prepaid expenses	11.855	11.122
Prepayments for finance lease	-	250
	11.855	11.372

c) Other Non-Current Liabilities

	June 30, 2007	December 31, 2006
Liability for put option (*)	-	145.294
Deposits and guarantees taken	84.625	77.523
Deferred VAT and other taxes	15.507	5.051
Other	1.595	1.106
	101.727	228.974

(*) Since the liability for put option is a current liability as of June 30, 2007, it has been presented in "other current liabilities".

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 16. INVESTMENTS

	June 30, 2007	December 31, 2006
Investments in associates	**1.026**	1.274
Available for sale securities	**45.487**	5.919
	46.513	7.193

a) Investments in Associates

Entity	Ownership Interest (%)			
	June 30, 2007	December 31, 2006	**June 30, 2007**	December 31, 2006
Turkmenistan CC	**16,71%**	16,71%	**1.026**	1.274

Turkmenistan CC operates in Turkmenistan and its principal activity is production, bottling, distribution and marketing of soft drinks under Coca-Cola brand. As of June 30, 2007, the Group's share in Turkmenistan CC's total assets, total liabilities, sales and net loss are amounting to YTL 8.280 (December 31, 2006 – YTL 8.618), YTL 5.194 (December 31, 2006 – YTL 4.785), YTL 1.329 (June 30, 2006 – YTL 1.528) and YTL 165 (June 30, 2006 – YTL 110), respectively.

b) Available for Sale Securities

	Ownership Interest (%)		June 30, 2007	December 31, 2006
Alternatifbank A.Ş.	**7,46%**	-	**39.716**	-
ZAO Mutena Maltery (Mutena Maltery)	**16,66%**	16,66%	**4.891**	5.043
Other			**880**	876
			45.487	5.919

Available for sale securities (except for Alternatifbank) carried at cost, since these investments do not have a quoted market price in an active market and its fair value cannot be reliably measured by alternative valuation methods.

Shares of Alternatifbank are traded on the ISE, and the Group carried the shares of Alternatifbank at fair value in the consolidated interim financial statements. As a result of the valuation, loss amounting to YTL 1.149 (December 31, 2006 – gain amounting to YTL 5.087) is netted off by the deferred tax effect amounting to YTL 58 (December 31, 2006 – YTL 1.373) and recognized under equity in "special reserves" as "securities value increase fund" in the consolidated interim balance sheet.

NOTE 17. POSITIVE / NEGATIVE GOODWILL

The movements of the positive goodwill are as follows:

	2007	2006
As of January 1	900.767	589.316
Additions (Note 32)	866	116.467
Currency translation differences	(33.980)	87.855
As of June 30	**867.653**	793.638

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 17. POSITIVE / NEGATIVE GOODWILL (continued)

As of June 30, 2007 and December 31, 2006, business and geographical segment distributions of positive goodwill are presented below:

	June 30, 2007		
	Beer	**Soft Drink**	**Group**
Domestic	50.099	235.602	285.701
Foreign	563.056	18.896	581.952
Group	**613.155**	**254.498**	**867.653**

	December 31, 2006		
	Beer	Soft Drink	Group
Domestic	50.099	235.602	285.701
Foreign	595.625	19.441	615.066
Group	645.724	255.043	900.767

NOTE 18. INVESTMENT PROPERTY

None (December 31, 2006 – None).

NOTE 19. PROPERTY, PLANT AND EQUIPMENT

For the six-month period ended June 30, 2007, the movement of property, plant and equipment is as follows:

Cost	December 31, 2006	Additions	Disposals	Additions through subsidiary acquired	Currency translation differences	Transfers	June 30, 2007
Land and land improvements	88.569	866	(36)	-	(2.027)	8.055	95.427
Buildings	671.077	3.695	(45)	-	(20.644)	3.614	657.697
Machinery and equipment	1.793.762	12.615	(20.794)	932	(41.429)	57.811	1.802.897
Vehicles	67.688	3.205	(4.086)	395	(2.492)	4.015	68.725
Furniture and fixtures	578.667	51.208	(8.254)	16	(4.725)	4.582	621.494
Leasehold improvements	2.849	-	-	-	(86)	431	3.194
Construction in progress	70.040	147.679	(250)	-	(3.677)	(74.321)	139.471
Advances given	20.689	13.260	-	-	(267)	(4.199)	29.483
	3.293.341	**232.528**	**(33.465)**	**1.343**	**(75.347)**	**(12)**	**3.418.388**

Accumulated depreciation (-)	December 31, 2006	Additions	Disposals	Additions through subsidiary acquired	Currency translation differences	Impairment	June 30, 2007
Land and land improvements	23.693	803	(36)	-	(283)	-	24.177
Buildings	205.882	10.089	(22)	-	(3.539)	-	212.410
Machinery and equipment	1.077.670	54.034	(14.771)	-	(15.545)	227	1.101.615
Vehicles	38.472	2.938	(3.060)	-	(1.164)	-	37.186
Furniture and fixtures	411.263	30.722	(7.010)	-	(1.863)	-	433.112
Leasehold improvements	1.575	222	-	-	(54)	-	1.743
	1.758.555	**98.808**	**(24.899)**	**-**	**(22.448)**	**227**	**1.810.243**
Net book value	**1.534.786**						**1.608.145**

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 19. PROPERTY, PLANT AND EQUIPMENT (continued)

- Related with CCİ, its' subsidiaries and joint ventures;

  As of June 30, 2007, certain items of property, plant and equipment with a total net book value of YTL 1.616 were pledged as security (December 31, 2006 – YTL 1.740).

For the six-month period ended June 30, 2006, the movement of property, plant and equipment is as follows:

Cost	December 31, 2005	Additions	Disposals	Additions through subsidiary acquired	Currency translation differences	Transfers	June 30, 2006
Land and land improvements	63.337	1.491	(203)	12.650	8.896	2.357	88.528
Buildings	474.469	612	(36)	131.917	88.485	24.083	719.530
Machinery and equipment	1.503.573	10.498	(16.712)	117.404	161.934	50.519	1.827.216
Vehicles	63.563	3.748	(3.405)	5.043	8.053	746	77.748
Furniture and fixtures	539.434	39.717	(11.581)	5.317	15.069	3.499	591.455
Leasehold improvements	6.345	3	(13)	-	375	115	6.825
Construction in progress	39.316	142.323	-	2.129	17.119	(79.686)	121.201
Advances given	2.595	5.577	-	-	293	(1.633)	6.832
	2.692.632	203.969	(31.950)	274.460	300.224	-	3.439.335

Accumulated depreciation (-)	December 31, 2005	Additions	Disposals	Additions through subsidiary acquired	Currency translation differences	Impairment	June 30, 2006
Land and land improvements	22.039	533	(60)	-	952	-	23.464
Buildings	189.470	7.989	(3)	-	12.538	-	209.994
Machinery and equipment	1.002.974	47.648	(14.113)	-	51.148	1.515	1.089.172
Vehicles	44.363	2.643	(3.055)	-	3.642	-	47.593
Furniture and fixtures	390.325	27.744	(10.598)	-	8.309	-	415.780
Leasehold improvements	4.659	336	(11)	-	233	-	5.217
	1.653.830	86.893	(27.840)	-	76.822	1.515	1.791.220
Net book value	1.038.802						1.648.115

- Related with EBI, its' subsidiaries and joint ventures;

For short-term and long-term borrowings of the Group, as of June 30, 2006, there is no pledged property, plant and equipment of the Group as security.

- Related with CCİ, its' subsidiaries and joint ventures;

As of June 30, 2006, certain items of property, plant and equipment with a total net book value of YTL 565 were pledged as security for the supply of concentrate agreement between Efes Sınai and Varoise de Concentres S.A..

As of June 30, 2006, certain items of property, plant and equipment with a total net book value of YTL 2.023 were pledged as security for the Group's borrowings.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 20. INTANGIBLE ASSETS

For the six-month period ended June 30, 2007, the movement of intangible assets is as follows:

Cost	**December 31, 2006**	**Additions**	**Disposals**	**Currency translation differences**	**Transfers**	**June 30, 2007**
Bottling and distribution agreements	129.146	-	-	(9.284)	-	119.862
Brands	126.047	-	-	(6.747)	-	119.300
Rights	13.579	28	-	(4)	12	13.615
Other	14.106	1.033	-	(512)	-	14.627
	282.878	**1.061**	**-**	**(16.547)**	**12**	**267.404**

Accumulated amortization (-)	**December 31, 2006**	**Additions**	**Disposals**	**Currency translation differences**	**Impairment**	**June 30, 2007**
Bottling and distribution agreements	-	-	-	-	-	-
Brands	-	-	-	-	-	-
Rights	6.188	701	-	-	-	6.889
Other	7.795	560	-	(292)	-	8.063
	13.983	**1.261**	**-**	**(292)**	**-**	**14.952**
Net book value	**268.895**					**252.452**

For the six-month period ended June 30, 2006, the movement of intangible assets is as follows:

Cost	December 31, 2005	Additions	Disposals	Additions through subsidiary acquired	Currency translation differences	June 30, 2006
Bottling and distribution agreements	125.696	-	-	-	24.459	150.155
Brands	-	-	-	110.097	24.483	134.580
Rights	7.640	108	(2)	-	14	7.760
Other	10.805	406	(22)	20	1.639	12.848
	144.141	514	(24)	110.117	50.595	305.343

Accumulated amortization (-)	December 31, 2005	Additions	Disposals	Additions through subsidiary acquired	Currency translation differences	June 30, 2006
Bottling and distribution agreements	-	-	-	-	-	-
Brands	-	-	-	-	-	-
Rights	4.860	515	-	-	-	5.375
Other	6.260	494	(21)	20	1.281	8.034
	11.120	1.009	(21)	20	1.281	13.409
Net book value	133.021					291.934

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 21. ADVANCES RECEIVED

	June 30, 2007	December 31, 2006
Advances received	**1.554**	1.428

NOTE 22. PENSION PLANS

None (December 31, 2006 – None).

NOTE 23. PROVISIONS

a) Short-term Provisions

	June 30, 2007	December 31, 2006
Provision for corporate tax	**39.565**	8.743
Other	**9.625**	1.988
	49.190	10.731

b) Long-term Provisions

	June 30, 2007	December 31, 2006
Provision for retirement pay liability	**22.091**	20.385
Provision for vacation pay liability	**12.978**	9.784
Long-term incentive plans liability	**1.661**	1.311
	36.730	31.480

Provision for Retirement Pay Liability

In accordance with existing social legislation, the Group's companies incorporated in Turkey are required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of YTL 1,9607 and YTL 1,8574 at June 30, 2007 and December 31, 2006 respectively) per year of employment at the rate of pay applicable at the date of retirement or termination. In the consolidated financial statements as of June 30, 2007 and December 31, 2006, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

The principal actuarial assumptions used at the balance sheet dates are as follows:

	June 30, 2007	December 31, 2006
Discount rate	**11%**	11%
Expected salary / limit increase rate	**5%**	5%

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 23. PROVISIONS (continued)

The movements of retirement pay liability represented in the consolidated interim financial statements are as follows:

	2007	2006
As of January 1	20.385	24.618
Payments	(1.798)	(1.214)
Interest cost	1.121	1.482
Net provision for the year	2.383	1.067
Currency translation differences	-	17
As of June 30	**22.091**	25.970

NOTE 24. MINORITY INTEREST

The movements of minority interest are presented below:

	2007	2006
As of Januray 1	341.128	214.227
Minority interest	7.974	6.231
Dividend paid	(528)	(451)
Addition through company acquired	-	27.994
Currency translation differences	(16.141)	66.375
As of June 30	**332.433**	**314.376**

NOTE 25. ISSUED CAPITAL

	June 30, 2007	December 31, 2006
Common share 0,001 full YTL nominal value (Historical)		
Authorized capital ceiling	**900.000**	200.000
Issued capital	**112.877**	112.877

CMB has approved the increase of the authorized capital ceiling of Anadolu Efes from YTL 200.000 to YTL 900.000 on April 12, 2007 with the CMB's Board Decision no. 14/409.

As of June 30, 2007 and December 31, 2006, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	June 30, 2007		December 31, 2006	
	Amount	%	Amount	%
Yazıcılar Holding A.Ş.	**34.887**	**30,91**	34.887	30,91
Özilhan Sınai Yatırım A.Ş.	**19.725**	**17,47**	19.720	17,47
Anadolu Endüstri Holding A.Ş.	**8.853**	**7,84**	8.853	7,84
Publicly traded and other	**49.412**	**43,78**	49.417	43,78
Issued capital on historical basis	**112.877**	**100,00**	112.877	100,00
Restatement effect	**277.158**		277.158	
	390.035		390.035	

As of June 30, 2007 and December 31, 2006, there is not a privileged share representing the capital. According to the articles of association, foundation shares that do not represent the share capital receives 2% of the profit that remains after 10% of the paid in capital is deducted from the distributable profit. 5% of the remaning profit after deducting the portion of the foundation shares is distributed to the members of the Board of Directors equally.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 26 - 27 - 28. CAPITAL RESERVES, PROFIT RESERVES AND ACCUMULATED PROFITS

The legal reserves consist of first and second legal reserves in accordance with the Turkish Commercial Code. The first legal reserve is appropriated out of the statutory net income (inflation-restated income in accordance with CMB) at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's issued capital (inflation-restated issued capital in accordance with the communiqués and announcements of CMB). The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's issued capital (inflation-restated capital in accordance with CMB). The legal reserves are not available for distribution unless they exceed 50% of the issued capital, other than that legal reserves can not be used.

Quoted companies are subject to dividend requirements regulated by the CMB as follows:

In accordance with the Communiqué No. XI-25 Section 15 paragraph 399, "accumulated deficit" amounts arising from the first application of inflation adjustment, in line with the CMB's profit distribution regulations, are considered to be deductive when computing the distributable profit. The amounts presented as "accumulated deficit" shall be netted off first from net income and retained earnings, if possible and then the remaining amount of deficit shall be netted off from extraordinary reserves, legal reserves and inflation adjustment to shareholders' equity.

In accordance with the Communiqué No. XI-25, items of statutory shareholders' equity such as "share capital, share premium, legal reserves, statutory reserves and extraordinary reserves", are presented at their historical amounts. The difference between the inflated and historical amounts of these items is presented in shareholders' equity as "adjustment to equity".

The net income, computed in accordance with Communiqué No. XI-25 must be distributed in the ratio of a minimum of 20% (2005 - 30%) of total distributable profit. This distribution may be made either as cash or as pro-rata shares as long as it is not less than 20% (2005 - 30%) of distributable profit or as a combination of both in accordance with the decisions taken in the general assemblies.

The profits of subsidiaries, joint ventures and associates, that are included in the consolidated financial statements of the parent, are not considered in the calculation of the distributable profits, if the decision on profit distribution has not been taken in the general assemblies of the related subsidiaries, joint ventures and associates.

In accordance with Communiqué No. XI-25, if a profit distribution decision is taken in the general assemblies of the related subsidiaries, joint ventures and associates, which are consolidated under parent financials, the parent can distribute its share of the profits in these companies up to the profit level included in the consolidated financial statements with reference to the profit distribution decision taken in the general assemblies of the related subsidiaries, joint ventures and associates.

In addition, based on the CMB Decree 7/242, dated February 25, 2005, if the amount of the profit distribution calculated in accordance with the net distributable profit requirements of the CMB does not exceed the statutory net distributable profit, the entire amount of the net distributable profit should be distributed. It is stated that dividend distributions should not be made if there is a loss in either the financial statements prepared in accordance with CMB regulations or in the statutory financial statements.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 26 - 27 - 28. CAPITAL RESERVES, PROFIT RESERVES AND ACCUMULATED PROFITS (continued)

As of June 30, 2007, historical amounts, equity restatement differences and restated values of equity are as follows:

	Historical Amount	**Equity Restatement Differences**	**Restated Amount**
Issued capital	112.877	277.158	390.035
Legal reserves	50.190	106.215	156.405
Extraordinary reserves	80.241	30.301	110.542
	243.308	**413.674**	**656.982**
Special reserves			25.313
Currency translation differences			(86.832)
Accumulated profits			1.115.753
Total equity			**1.711.216**

As of December 31, 2006, historical amounts, equity restatement differences and restated values of equity are as follows:

	Historical Amount	Equity Restatement Differences	Restated Amount
Issued capital	112.877	277.158	390.035
Legal reserves	50.190	106.215	156.405
Extraordinary reserves	80.241	30.301	110.542
	243.308	413.674	656.982
Special reserves			26.404
Currency translation differences			(37.283)
Accumulated profits			1.027.505
Total equity			1.673.608

The details of special reserves as of June 30, 2007 and December 31, 2006 are as follows:

	June 30, 2007	December 31, 2006
Securities value increase fund	**25.313**	26.404

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 29. FOREIGN CURRENCY POSITION

Net foreign currency exposure for the consolidated group companies operating in Turkey and using YTL as functional currency as of June 30, 2007 and December 31, 2006 are presented below:

	June 30, 2007	December 31, 2006
Cash and cash equivalents	**59.805**	55.699
Trade receivables	**10.936**	5.960
Due from related parties	**1.061**	2.314
Other receivables	**1.294**	6.262
Foreign currency assets	73.096	70.235
Short-term borrowings	**(66.348)**	(27.444)
Current portion of long-term borrowings	**(144.987)**	(139.049)
Trade payables	**(20.785)**	(3.399)
Due to related parties	**(28)**	(17.857)
Other liabilities	**(689)**	(132)
Long-term borrowings	**(350.373)**	(299.459)
Foreign currency liabilities	**(583.210)**	(487.340)
Net foreign currency liability	**(510.114)**	(417.105)

NOTE 30. GOVERMENT INCENTIVES AND GRANTS

The Group has investment incentives related to its capital expenditures. Per the transitional provisions of repealed investment allowance, 40% of some capital expenditures can be used as an allowance in the determination of the tax base.

As of June 30, 2007, Group companies, which preferred to make use of investment allowance, have utilized this investment incentive per the transition provisions of investment allowance. As of June 30, 2007, the utilized investment incentive is YTL 16.209 and there is no accumulated investment incentive to be utilized (December 31, 2006 – YTL 16.209).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 31. COMMITMENTS AND CONTINGENCIES

Anadolu Efes, Ef-Pa and Tarbes

As of June 30, 2007 and December 31, 2006, the commitments that are not included in the liabilities, consist of letter of guarantees given to banks, suppliers and customs offices are YTL 2.533 and YTL 6.620, respectively.

EBI and Its' Subsidiaries

a) Put Options

A put option has been granted to the EBRD by EBI that may be exercisable between the 7th and the 10th anniversary (2008 and 2011) of the date of the EBRD's first subscription in the share capital of Efes Moscow. By such put option, the EBRD will be entitled to sell its Efes Moscow shares to EBI at an option price determined by an independent valuation.

Following revised IAS 32 "Financial Instruments", participation interests related with above mentioned put option has been regarded as liability in the consolidated financial statements, to be stated at fair value. The liability for the put option has been measured by applying a weighting of different valuation techniques based on best estimates currently available, and YTL 134.156 was presented in "other current liabilities" as 'liability for put option" in the consolidated interim balance sheet.

A put option has been granted to the OAO Krasny Vostok Agro by EBI that may be exercisable between 2007 and 2009. By such option, OAO Krasny Vostok Agro will have right to sell its 6,7% of KV Group shares to EBI at an option price either at in full USD 0,395 multiplied by number of shares plus interest accrued from the date of the option until the date of completion at a rate of LIBOR plus 4,9% or the earnings before interest, taxes, depreciation and amortization (EBITDA) of KV Group multiplied by a multiple of nine minus net indebtedness. The liability for the put option has been measured by applying a weighting of different valuation techniques based on best estimates currently available, and YTL 31.574 was presented in "other current liabilities" as "liability for put option" in the consolidated interim balance sheet.

b) Call Options

A call option has been granted to EBI by EL&EL Ltd. without a time limitation. By such option, EBI has the option to request EL&EL Ltd. to sell all or any part of its 0,39% of Efes Moscow shares to EBI. This call option liability has been paid by EBI for a cash consideration of YTL 6.461 in March 2007 and is terminated which was presented in "other current liabilities" as "liability for call option" in the consolidated financial statements.

c) Tax and Legal Matters

Legislation and regulations regarding taxation and foreign currency transactions in most of the territories in which the Group operates out of Turkey continue to evolve as the government manages the transformation from a command to a market-oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local, regional and national tax authorities, the Central Bank and Ministry of Finance. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose significant fines, penalties and interest charges. These facts create tax risks in the territories in which the Group operates substantially more so than typically found in countries with more developed tax systems.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 31. COMMITMENTS AND CONTINGENCIES (continued)

CCİ, Its' Subsidiaries and Joint Ventures

Letters of Guarantee

As of June 30, 2007, CCİ's letters of guarantee given to various enterprises are amounting to YTL 4.086 (December 31, 2006 – YTL 2.161).

NOTE 32. BUSINESS COMBINATIONS

Transactions Related with 2007

In April 25, 2007, CCİ, a joint venture of Anadolu Efes, has acquired 50% shares of Syrian SD, which operates in Syria, from AEH through its subsidiary Efes Holland. The Group's portion of the positive goodwill arising from this acquisition amounting to YTL 866 is recognized in the consolidated interim financial statements.

Transactions Related with 2006

a) Acquisitions

In February 2006, EBI has acquired 92,34% shares of KV Group, which operates in Russia, for a cash consideration of YTL 480.822. The goodwill arising from this acquisition amounting to YTL 112.092 and the brands which have been accounted according to their fair values amounting to YTL 110.097, are recognized in the consolidated financial statements.

In addition to the KV Group purchase stated above, EBI has acquired an additional 0,51% portion in June 2006 with a purchase consideration of YTL 2.608 and the goodwill arising during the purchase amounting to YTL 15 is recognized in the consolidated financial statements.

A put option was granted to Amsterdam Brewery Investments B.V. by EBI that may be exercisable between the 2nd and the 4th anniversary (2005 and 2007) of the date of Efes Moscow's first subscription in the share capital of Amstar. By such option, Amsterdam Brewery Investments B.V. had right to sell its Efes Moscow shares to EBI at an option price to be determined by an independent valuation. Such put option was exercised by Amsterdam Brewery Investments B.V. in February 2006 to a cash consideration of YTL 142.811 and resulting goodwill is recognized in the consolidated financial statements amounting YTL 970.

In October 2006, EBI has acquired 7,50% shares of Efes Moscow from EL&EL Ltd., for a cash consideration of YTL 132.493. The goodwill arising from this acquisition amounting to YTL 101.897 is recognized in the consolidated financial statements.

In March 2006, CCİ has acquired 99,99% shares of Mahmudiye which operates in natural spring water business. The difference amounting to YTL 394 between the Group's share in acquisition cost and the net asset of Mahmudiye, which is calculated for by using the financial statements prepared in accordance with fair value accounting, recognized as negative goodwill in the consolidated income statement in "other income".

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 32. BUSINESS COMBINATIONS (continued)

a) Acquisitions (continued)

The fair value of net assets of the companies acquired during 2006 and the information related with the minority portions acquired are as follows:

	KV Group	Mahmudiye	KV Group minority shares	Efes Moscow minority share	Total
Cash and cash equivalents	65.739	-	-	-	65.739
Trade receivables	3.501	31	-	-	3.532
Due from related parties	1.696	-	-	-	1.696
Inventories	36.246	-	-	-	36.246
Other current assets	21.316	122	-	-	21.438
Property, plant and equipment	271.419	3.041	-	-	274.460
Intangible assets	110.097	5.118	-	-	115.215
Deferred tax assets	6.568	-	-	-	6.568
Other non-current assets	13	-	-	-	13
Financial liabilities	(81.666)	(302)	-	-	(81.968)
Trade payables	(6.181)	(51)	-	-	(6.232)
Due to related parties	(2.366)	-	-	-	(2.366)
Deferred tax liabilities	-	(1.333)	-	-	(1.333)
Other liabilities	(27.064)	(627)	-	-	(27.691)
Fair value of net assets acquired	**399.318**	**5.999**	**-**	**-**	**405.317**
Group's share	92,34%	99,99%	0,51%	19,87%	
Group's share in net assets	**368.730**	**5.997**	**2.593**	**172.437**	**549.757**
Total cash consideration	**480.822**	**5.603**	**2.608**	**275.304**	**764.337**
Group's share in net assets	**(368.730)**	**(5.997)**	**(2.593)**	**(172.437)**	**(549.757)**
Goodwill arising from acquisitions	**112.092**		**15**	**102.867**	**214.974**
Negative goodwill arising from acquisition		**(394)**			**(394)**
Goodwill arising from capital increase (i)					**2.505**
Goodwill arising from put-option (ii)					**4.982**
Goodwill arising from restatement of put-option (iii)					**37.624**
Goodwill arising from call-option (iv)					**5.298**
Total cash consideration	**480.822**	**5.603**	**2.608**	**275.304**	**764.337**
Net cash acquired with the subsidiary (-)	**(65.739)**	**-**	**-**	**-**	**(65.739)**
Payable for acquired shares (-) (Note 10)	**-**	**-**	**-**	**(40.641)**	**(40.641)**
Net cash outflow on acquisition	**415.083**	**5.603**	**2.608**	**234.663**	**657.957**

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 32. BUSINESS COMBINATIONS (continued)

a) Acquisitions (continued)

i) EBI has attended the capital increase in its subsidiary, Efes Weifert, where it recognized goodwill amounting to YTL 2.505 in the consolidated financial statements, due to the fact that some of the minority shareholders did not use their pre-emptive rights.

ii) As a result of the recognition of put option that has been granted to the OAO Krasny Vostok Agro that may be exercisable between 2007 and 2009 (Note 31) in the consolidated financial statements, a goodwill has arised amounting to YTL 4.982.

iii) The goodwill arising from the reassessment of the put option that was granted to the EBRD by EBI that may be exercisable between 2008 and 2011 to sell its Efes Moscow shares to EBI (Note 31) amounting to YTL 37.624 is recognized in the consolidated financial statements.

iv) As a result of the recognition of call option that has been granted to EBI by EL&EL Ltd. without a time limitation (Note 31) in the consolidated financial statements, a goodwill has arised amounting to YTL 5.298.

b) Legal Mergers

At the Extraordinary General Assembly Meetings of CCİ and its subsidiary Efes Sınai dated December 18, 2006, it is concluded that CCİ will take over Efes Sınai in whole with all existing assets and liabilities of Efes Sınai based on the audited consolidated financial statements of CCİ and Efes Sınai as of June 30, 2006 and the merger of these two companies eventuate in accordance with Turkish Commercial Code article 451, Corporate Tax Law numbered 5520 article 17, 18, 19, 20 and the Communiqué of CMB related with "Principles of Business Combinations". The merger transaction is completed on December 25, 2006.

With in the framework of the merger of CCİ and Efes Sınai, the share capital of CCİ is increased by YTL 4.782 and all 478.101.200 unit Type 4 Group C shares of CCİ, with a nominal value of Ykr 1 each, that represent the increased issued capital, are distributed as free shares to the minority shareholders of Efes Sınai on December 27, 2006 at the merger date. As a result of the mentioned merger transaction, Efes Sınai no longer exists and effective from the beginning date of the share swap, its shares are not traded on ISE anymore.

As a result of the merger between CCİ and Efes Sınai, the minority interest amounting to YTL 40.949 that is acquired from the minority shareholders of Efes Sınai at December 25, 2006 is transferred to special reserves under shareholders' equity.

After the related capital increase, effective control rate of the Group over CCİ decreased from 51,22% to 50,26%. After the legal merger of CCİ, joint venture, and Efes Sınai and the change in the effective control rate, in accordance with IAS 27, the Group's gain from the effect of merger amounting to YTL 15.252 is netted off with the loss arising from the disposal of goodwill amounting to YTL 4.513 that was recognized in the prior periods related with the purchase of CCİ shares, and as a result YTL 10.739 is recognized as "other income" in the consolidated income statement.

c) Disposal of Joint Venture

The Group has sold its all shares representing 50% of Interbrew Efes, to its joint venturer, InBev S.A., in Interbrew Efes for a cash consideration of YTL 39.704 in August 2006 and recognized a gain in the period that it occurred amounting to YTL 2.671 which has been classified as "other income" in the consolidated income statement. Interbrew Efes contributed positively to the consolidated income statement as sales and net income amounting to YTL 19.953 and YTL 2.134, respectively, until the date of sale of shares.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 33. SEGMENT INFORMATION

a) Business Segment

Information per business segments as of June 30, 2007 and 2006 are as follows:

	June 30, 2007			
	Beer	**Soft Drink**	**Unallocated**	**Group**
Revenues	1.021.830	445.458	-	1.467.288
Inter-segment revenues	(3.030)	(45)	-	(3.075)
Total sales (net)	**1.018.800**	**445.413**	**-**	**1.464.213**
Gross operating profit	**576.052**	**186.003**	**(142)**	**761.913**
Capital expenditures (Note 19, 20)	**142.714**	**90.875**	**-**	**233.589**
Non-cash expenses				
Depreciation and amortization (Note 19, 20)	78.402	21.667	-	100.069
Provision for retirement pay liability (Note 23)	2.753	751	-	3.504
Provision for vacation pay liability	2.607	754	-	3.361
Other	558	468	1.275	2.301
	84.320	**23.640**	**1.275**	**109.235**

	June 30, 2006			
	Beer	Soft Drink	Unallocated	Group
Revenues	847.076	390.824	-	1.237.900
Inter-segment revenues	(4.514)	(490)	-	(5.004)
Total sales (net)	842.562	390.334	-	1.232.896
Gross operating profit	474.451	130.456	(231)	604.676
Capital expenditures	157.516	46.967	-	204.483
Non-cash expenses				
Depreciation and amortization	67.056	20.846	-	87.902
Provision for retirement pay liability	1.814	735	-	2.549
Provision for vacation pay liability	2.556	593	-	3.149
Other	249	1.150	(126)	1.273
	71.675	23.324	(126)	94.873

b) Geographical Segment

Informations per geographical segments as of June 30, 2007 and 2006 are as follows:

	June 30, 2007			
	Domestic	**Foreign**	**Unallocated**	**Group**
Revenues	857.963	611.162	-	1.469.125
Inter-segment revenues	(4.912)	-	-	(4.912)
Total sales (net)	**853.051**	**611.162**	**-**	**1.464.213**

	June 30, 2006			
	Domestic	Foreign	Unallocated	Group
Revenues	769.206	468.253	-	1.237.459
Inter-segment revenues	(4.563)	-	-	(4.563)
Total sales (net)	764.643	468.253	-	1.232.896

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 34. SUBSEQUENT EVENTS

On August 21, 2007, CMB has approved the registration of the newly issued shares of the Company with a nominal value of YTL 337.123 which is utilized by the gain on sale of shares of subsidiary amounting to YTL 92.030 and inflation adjustment to equity amounting to YTL 245.093 that are used to increase the share capital from YTL 112.887 to YTL 450.000.

NOTE 35. DISCONTINUED OPERATIONS

None (December 31, 2006 - None).

NOTE 36. OPERATING INCOME

Revenues	**January 1 - June 30, 2007**	**April 1 - June 30, 2007**	January 1 - June 30, 2006	April 1 - June 30, 2006
Domestic revenues	**853.051**	**531.252**	764.643	475.441
Foreign revenues	**611.162**	**402.294**	468.253	333.049
Total sales (net)	**1.464.213**	**933.546**	1.232.896	808.490
Cost of sales (-)	**(702.300)**	**(438.262)**	(628.220)	(400.570)
Gross operating profit	**761.913**	**495.284**	604.676	407.920

As of June 30, 2007 and 2006, the amount of excise tax accrued over beer sales by the Group in Turkey are YTL 434.564 and YTL 407.686, respectively.

NOTE 37. OPERATING EXPENSES

	January 1 - June 30, 2007	**April 1 - June 30, 2007**	January 1 - June 30, 2006	April 1 - June 30, 2006
Marketing, selling and distribution expenses	**(362.015)**	**(210.259)**	(287.067)	(175.642)
General and administration expenses	**(127.877)**	**(66.257)**	(104.127)	(58.937)
	(489.892)	**(276.516)**	(391.194)	(234.579)

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 38. OTHER INCOME / EXPENSE

a) Other Income

	January 1 - June 30, 2007	April 1 - June 30, 2007	January 1 - June 30, 2006	April 1 - June 30, 2006
Interest income	18.068	9.665	13.437	7.873
Foreign exchange gain	21.746	15.643	20.539	15.191
Soft-drink trademarks sales gain	5.211	-	-	-
Scrapped and other goods sales income	2.909	1.596	4.498	2.603
Sales income of PP&E	1.991	972	3.024	1.748
Other income	2.508	1.514	5.461	4.460
	52.433	29.390	46.959	31.875

b) Other Expense

	January 1 - June 30, 2007	April 1 - June 30, 2007	January 1 - June 30, 2006	April 1 - June 30, 2006
Foreign exchange loss	(32.982)	(24.123)	(18.137)	(14.143)
Donations	(7.775)	(5.525)	(5.000)	(3.000)
Sales loss of PP&E	(3.175)	(2.116)	(1.417)	(848)
Loss from associates	(165)	47	(110)	(50)
Other expenses	(5.896)	(4.920)	(6.791)	(5.602)
	(49.993)	(36.637)	(31.455)	(23.643)

NOTE 39. FINANCIAL EXPENSES

	January 1 - June 30, 2007	April 1 - June 30, 2007	January 1 - June 30, 2006	April 1 - June 30, 2006
Interest expenses	(43.991)	(21.699)	(33.634)	(22.608)
Foreign exchange gain / (loss), net	41.294	29.884	(50.821)	(51.770)
Loss from derivative financial instruments	(5.886)	(4.566)	-	-
Other expenses	(3.209)	(1.783)	(541)	(23)
	(11.792)	1.836	(84.996)	(74.401)

NOTE 40. MONETARY GAIN / LOSS

According to the CMB announcement, the application of inflation accounting was ceased starting from January 1, 2005 in Turkey. Therefore there is no monetary gain or loss recognized in the consolidated interim income statement for the six-month period ended June 30, 2007 and 2006.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 41. INCOME TAXES

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in the countries in which the Group companies operate.

The corporation tax rate for the fiscal year is 20% in Turkey (2006 - 20%). Corporate tax returns are required to be filed until the fifteenth of the fourth month following the balance sheet date and paid in one installment until the end of the related month. The tax legislation provides for a provisional tax of 20% (2006 – 20%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the fiscal year.

In 2003 and prior years, corporation tax is computed on the statutory income tax base determined in accordance with the Tax Procedure Law without any adjustment for inflation accounting. For the year 2004, taxable income is derived from the financial statements which are adjusted for inflation accounting. Prior period earnings arose from the first application of inflation accounting on December 31, 2003 balance sheet had not been subject to corporation tax, and similarly, accumulated deficits arose from such application had not been deductible for tax purposes. On the other hand, accumulated tax loss carry-forwards related with 2003 and prior periods is being utilized at their historical (nominal) values in 2004 and thereafter.

According to the Turkish Tax Law, corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer "Investment Incentives" for capital investments. Investment allowances provided a deduction from the corporate tax base of 40% of the purchase price of purchases of the brand-new fixed assets having economic useful life and exceeding YTL 10 and directly related with the production of goods and services. According to the transitional provisions on the protection of acquired rights, expenditures on incomplete investments after December 31, 2005 and investment allowances which have been qualified in prior years but not used because of loss can be used as investment allowance until December 31, 2008. Unused investment allowances when vested between these years, can not be used once again. However, corporate tax rate will be 30% instead of 20% in the years in which investment allowance can be exercised. CCİ, the Group's company operating in Turkey, has utilized its unused investment incentive as of June 30, 2007.

In Turkey, the tax legislation does not permit to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

The main components of tax expenses as of June 30, 2007 and 2006 are as follows:

	January 1 - June 30, 2007	**April 1 - June 30, 2007**	January 1 - June 30, 2006	April 1 - June 30, 2006
Current tax expense	**(63.284)**	**(45.886)**	(43.976)	(22.368)
Deferred tax income / (expense), net	**4.768**	**(1.035)**	15.767	9.993
	(58.516)	**(46.921)**	(28.209)	(12.375)

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 42. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit / (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Following table illustrates the net profit and share figures used in earnings per share calculation:

	January 1 - June 30, 2007	April 1 - June 30, 2007	January 1 - June 30, 2006	April 1 - June 30, 2006
Net income	**196.179**	**156.662**	109.550	85.139
Weighted average number of shares	**112.876.818.269**	**112.876.818.269**	112.876.818.269	112.876.818.269
Net profit per share (full YTL)	**0,00174**	**0,00139**	0,00097	0,00075

Transactions involving ordinary shares or potential ordinary shares between the financial statement date and the date of approval of these financial statements are explained in Note 34.

Dividends

The Group distributed dividend in 2007, related with the year ended as of December 31, 2006, for a gross amount of full YTL 0,00085 per share, amounting to a total of YTL 107.931 including the payments to founders and members of board of directors (2006 – gross amount full YTL 0,00085 per share, total amount YTL 104.927 including the payments to founders and member of board of directors).

NOTE 43. CASH FLOW STATEMENT

Cash flow statement is separately represented in the complete set of consolidated interim financial statements.

NOTE 44. OTHER ISSUES

a) Joint Ventures

Summarized financial information about proportionally consolidated amounts included in the consolidated interim financial statements before consolidation adjustments and reclassifications are as follows:

	June 30, 2007	December 31, 2006
Current assets	**359.685**	203.780
Non-current assets	**578.767**	529.051
Total assets	**938.452**	732.831
Short-term liabilities	**333.530**	195.040
Long-term liabilities	**163.001**	102.534
Minority interest	**8.227**	8.720
Equity	**433.694**	426.537
Total liabilities and equity	**938.452**	732.831

	January 1 - June 30, 2007	April 1 - June 30, 2007	January 1 - June 30, 2006	April 1 - June 30, 2006
Net income / (loss)	32.404	30.241	(2.217)	(4.643)

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 44. OTHER ISSUES (continued)

b) Depreciation and Amortization

	January 1 - June 30, 2007	April 1 - June 30, 2007	January 1 - June 30, 2006	April 1 - June 30, 2006
Cost of sales	(55.662)	(27.509)	(47.577)	(26.959)
Marketing, selling and distribution expenses	(37.699)	(19.659)	(34.038)	(17.769)
General and administrative expenses	(6.708)	(3.473)	(6.287)	(3.376)
	(100.069)	(50.641)	(87.902)	(48.104)

c) Net Interest Income / (Expense)

	January 1 - June 30, 2007	April 1 - June 30, 2007	January 1 - June 30, 2006	April 1 - June 30, 2006
Interest income (Note 38)	18.068	9.665	13.437	7.873
Interest expense (Note 39)	(43.991)	(21.699)	(33.634)	(22.608)
Other expenses related to borrowings	(1.257)	(683)	(1.024)	(509)
	(27.180)	(12.717)	(21.221)	(15.244)

d) Personnel Expenses

	January 1 - June 30, 2007	April 1 - June 30, 2007	January 1 - June 30, 2006	April 1 - June 30, 2006
Cost of sales	(44.581)	(25.348)	(40.312)	(24.221)
Marketing, selling and distribution expenses	(63.242)	(33.382)	(53.481)	(29.998)
General and administrative expenses	(60.315)	(31.393)	(48.167)	(27.774)
	(168.138)	(90.123)	(141.960)	(81.993)

....

END